As Filed with the Securities and Exchange Commission on October 5, 2007	Registration No. 333-146538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SB-2
(Amendment No. 1)
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
(Name of Registrant in Its Charter)

Nevada	7380	88-0433489
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
5570A Kennedy Road, Mississauga, Ontario, Canada
(Address and telephone number of principal executive offices and principal place of business)

Jeffrey D. Reid
President and Chief Executive Officer
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga,
Ontario, Canada L4Z2A9
(905) 568-5220
(Name, Address, and Telephone Number of Agent for Service)

Copies to:
Gary M. Brown, Esq.
Richard F. Mattern, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Commerce Center, Suite 1000
211 Commerce Street
Nashville, TN 37201
Telephone (615) 726-5600
Facsimile (615) 726-0464

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Proposed
Title of Each Class		Maximum	Proposed	Amount
of Securities To Be	Amount To	Offering Price	Maximum Aggregate	Of
Registered	Be Registered	Per Share	Offering Price	Registration Fee
Common Stock, $0.001 par value per share	18,978,328(1)	$0.42(2)	$7,970,898	$244.71

(1)	The shares of common stock being registered hereunder consist of: (1) 8,000,000 shares issued to the selling stockholders who acquired the shares in a private offering under Regulation S that was completed on September 21, 2007; (2) 8,000,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued to selling stockholders; (3) 1,400,000 shares issued to Incendia Management Group Inc., which served as placement agent for a private offering under Regulation S that was completed on September 21, 2007; (4) 1,400,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued to Incendia Management Group Inc., which served as placement agent, and (5) 187,328 shares issued in exchange for business, consulting, and financial advisor services. The number of shares may be adjusted as a result of stock splits, stock dividends, anti-dilution provisions and similar transactions in accordance with Rule 416.

(2)	The price of $0.42, which is the average of the high and low sale prices of the Registrant’s common stock on the over the counter bulletin board on October 3, 2007, as set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c).
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated ________, 2007
PROSPECTUS
KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
18,987,328 Shares of Common Stock
This prospectus relates to 18,987,328 shares of common stock of KMA Global Solutions International, Inc. that may be sold from time to time by the selling stockholders named in the section of this prospectus called “Selling Stockholders” beginning on page 7 of this prospectus. The selling stockholders may offer their shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling stockholders may offer their shares of common stock, please see the section of this prospectus called “Plan of Distribution” on page 9 of this prospectus. We will not receive any proceeds from the sales by the selling stockholders.
Our common stock is quoted in both the Pink Sheets and OTCBB under the symbol “KMAG.”
THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE THE SECTION OF THIS PROSPECTUS CALLED “RISK FACTORS” BEGINNING ON PAGE 2 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is ___, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.
In this prospectus and any prospectus supplement, unless otherwise indicated, the terms “KMA,” the “Company,” “us,” “our,” “registrant,” or “we” refer to KMA Global Solutions International, Inc.

FORWARD-LOOKING STATEMENTS
Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus include forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, our growth strategies or business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as “might,” “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “likely,” “believe,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The below risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.
SUMMARY
THE COMPANY
We are a manufacturer and supplier of Electronic Article Surveillance (EAS) labels for the multimedia, retail apparel, health/beauty aids, soft goods and over-the-counter pharmaceutical industries. We provide low cost solutions for retail protection against inventory theft, offering customized labels that use a variety of patented formats to meet unique packaging needs. Our patent pending DUAL Tag™ is the only product available that combines the two leading EAS technologies in a single, high speed application to eliminate the need for multiple inventories, and our patented NEXTag™ is the solution of choice for soft goods as a small, flexible non-woven label conveniently sewn into a garment at its manufacturing source.
Our principal executive offices are located at 5570A Kennedy Road, Mississauga, Ontario, Canada L4Z2A9, and our telephone number is (905) 568-5220. Our website is located at www.kmaglobalsolutions.com. Information contained in our website is not part of this prospectus.
THE OFFERING
This prospectus relates to the resale of up to 18,987,328 shares of our common stock being offered by the selling stockholders. As of November 2, 2007, there were 75,333,319 shares of our common stock issued and outstanding. As a result of this offering, there may ultimately be a significant increase in the Company’s public float, which may have a depressive effect on our stock price independent of our results of operations.
We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

RISK FACTORS
You should carefully consider and evaluate all of the information contained in this prospectus, including the following risk factors, before deciding to invest in our Company. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of our common stock.
RISKS SPECIFIC TO THE COMPANY
WE MAY CONTINUE TO INCUR LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.
Due primarily to non-recurring charges associated with going public, we incurred operating losses for our Fiscal Year ended January 31, 2007. The extent of our future losses and the timing of our return to profitability are highly uncertain. Furthermore, we may never return to profitability and even if we return to profitability, we may not be able to maintain profitability. Failure to return to and remain profitable may have a material adverse effect on our business and stock price and we may be unable to continue operations at the current levels, if at all. We cannot provide any assurances that we will generate additional revenues or achieve profitability.
FAILURE TO MANAGE EXPENSES WOULD PREVENT US FROM ACHIEVING PROFITABILITY.
We may have to increase our operating expenses in order to increase our customer base, enhance our brand image and support our growing infrastructure. In order for us to become profitable, we must increase our revenues and gross profit margins sufficiently to cover current and future operating expenses. If we fail to do so, we may never achieve sustained profitability.
ADDITIONAL CAPITAL OR STRATEGIC ALTERNATIVES MAY BE REQUIRED FOR US TO CONTINUE OUR OPERATIONS.
If we are not successful in increasing our revenues or cutting costs, we may be required to reduce operations, seek additional equity financing or financing from other sources, or consider other strategic alternatives, including a possible merger, sale of assets or other business combination or restructuring transactions. There can be no assurances that additional financing or strategic alternatives will be obtainable on terms acceptable to us or that any additional financing would not be substantially dilutive to existing stockholders.
OUR QUARTERLY RESULTS MAY FLUCTUATE, WHICH COULD MAKE FINANCIAL FORECASTING DIFFICULT AND INCREASE VOLATILITY IN THE PRICE OF OUR COMMON STOCK.
Our revenues and operating results may vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our limited operating history and restructuring, it may be difficult to predict our future revenues and results of operations accurately. It is likely that, in one or more future quarters, our operating results will fall below the expectations of investors. If this happens, the trading price of our common stock is likely to be materially and adversely affected.
IF WE LOSE KEY MEMBERS OF OUR PERSONNEL, OUR FUTURE SUCCESS COULD BE LIMITED.
Our future success depends on our ability to attract and retain key management, engineering, technical and other personnel. In addition, we must recruit additional qualified management, engineering, technical and marketing and sales and support personnel for our operations. Competition for this type of personnel is intense, and we may not be successful in attracting or retaining personnel. With the exception of Jeffrey D. Reid, our Chief Executive Officer, we do not maintain key person life insurance for any of our other personnel. The loss of the services of one or more members of our management group or other key employees or the inability to hire additional qualified personnel will limit our ability to grow our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY.
We rely on trademark, copyright and patent law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. If we are not successful in protecting our intellectual property, such failure could result in a material adverse effect on our business.
While we believe that our issued patents and pending patent applications help to protect our business, we cannot assure that:
•	any patent can be successfully defended against challenges by third parties;

•	pending patent applications will result in the issuance of patents;

•	our competitors or potential competitors will not devise new methods of competing with us that are not covered by our patents or patent applications;

•	new prior art will not be discovered which may diminish the value of or invalidate an issued patent; or

•	a third party will have or obtain one or more patents that prevent us from practicing features of our business or will require us to pay for a license to use those features.
Also, our patents, service marks or trademarks may be challenged and invalidated or circumvented. In addition, we are exposed to infringement of our intellectual property in foreign markets because our intellectual property is protected under United States laws that may not extend to foreign uses.
INFRINGEMENT ON THE PROPRIETARY RIGHTS OF OTHERS COULD PUT US AT A COMPETITIVE DISADVANTAGE, AND ANY RELATED LITIGATION COULD BE TIME CONSUMING AND COSTLY.
Third parties may claim that we violated their intellectual property rights. To the extent of a violation of a third party’s patent or other intellectual property right, we may be prevented from operating our business as planned, and may be required to pay damages, to obtain a license, if available, or to use a non-infringing method if possible, to accomplish our objectives. Any of these claims, with or without merit, could result in costly litigation and divert the attention of key personnel. If such claims are successful, they could result in costly judgments or settlements.
WE MAY NOT BE ABLE TO CONTINUE TO DEVELOP PRODUCTS TO ADDRESS USER NEEDS EFFECTIVELY IN AN INDUSTRY CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.
To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products as well as introducing new products and services to address user demands. Our industry is characterized by:
•	rapidly changing technology;

•	evolving industry standards;

•	frequent new product and service introductions;

•	evolving distribution channels; and

•	changing customer demands.
Future success will depend on our ability to adapt in this rapidly evolving environment. We could incur substantial costs if we have to modify our business to adapt to these changes, and may even be unable to adapt to these changes.

WE COMPETE IN A HIGHLY COMPETITIVE MARKET, WHICH IS LIKELY TO BECOME MORE COMPETITIVE. COMPETITORS MAY BE ABLE TO RESPOND MORE QUICKLY TO NEW OR EMERGING TECHNOLOGY AND CHANGES IN CUSTOMER REQUIREMENTS.
We face significant competition in our industry. Our principal competitors have substantial marketing, financial, development and personnel resources. To remain competitive, we believe we must continue to provide:
•	technologically advanced systems that satisfy the user demands;

•	superior customer service;

•	high levels of quality and reliability; and

•	dependable and efficient distribution networks.

We cannot be sure that we will be able to compete successfully against current or future competitors. Increased competition in our industry may result in price reductions, lower gross profit margins and loss of market share, and could require increased spending on research and development, sales and marketing and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products. Any of these factors could reduce our earnings.
OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES, AND IF WE FAIL TO DO SO, OUR OFFERINGS MAY BECOME OBSOLETE.
We compete in a market characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are intensified by the emerging nature of the Internet and the multitude of companies offering Internet-based products and services. Thus, our success depends on our ability to adapt to rapidly changing technologies, to adapt our offerings to evolving industry standards and to continually improve the performance, features and reliability of our offerings in response to competitive products and shifting demands of the marketplace.
WE MAY INCUR LIABILITIES AS A RESULT OF OUR INSTALLED PRODUCTS’ FAILURES DUE TO DESIGN OR MANUFACTURING DEFECTS.
We generally have insurance for such risks and also seek to limit such risk though product design, manufacturing quality control processes, product testing and contractual limitations. However, due to the large and growing size of our customer base, a design or manufacturing defect could result in product recalls or customer service costs that could have a material adverse effect on our financial results.
TERRORIST ATTACKS OR WAR COULD LEAD TO FURTHER ECONOMIC INSTABILITY AND ADVERSELY AFFECT OUR STOCK PRICE, OPERATIONS, AND PROFITABILITY.
The terrorist attacks that occurred in the United States on September 11, 2001 caused major instability in the U.S. and other financial markets. Possible further acts of terrorism and current and future war risks could have a similar impact. The United States continues to take military action against terrorism and is currently engaged in a costly occupation of Iraq. These events may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may further contribute to economic instability. Any such attacks could, among other things, cause further instability in financial markets and could directly, or indirectly through reduced demand, negatively affect Our facilities and operations or those of its customers or suppliers.

RISKS SPECIFIC TO THIS OFFERING
WHEN THIS OFFERING BECOMES EFFECTIVE, THERE WILL BE A SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK ELIGIBLE FOR SALE, WHICH COULD DEPRESS THE MARKET PRICE. IT IS UNLIKELY THAT ALL THE SHARES TO BE SOLD IN THIS OFFERING COULD BE SOLD WITHOUT OUR STOCK’S MARKET PRICE BEING MATERIALLY ADVERSELY AFFECTED.
Shares may also be offered from time to time in the open market pursuant to Rule 144. These sales may have a depressive effect as well. In general, a person who has held restricted shares for a period of one year may, upon filing a notification with the SEC Form 144, sell into the market, common stock in an amount equal to the greater of one percent of the outstanding shares or the average weekly trading volume during the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.
In particular, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock.
There are short-selling activities on both the Pink Sheets and OTCBB, where our stock is quoted. Short selling is market selling a position not backed by any possession of the subject shares, generally in anticipation of a decline in a stock’s price. Short sales are often conducted by speculators, and may further depress the price of our common stock.
WE CANNOT ASSURE YOU THAT THE COMMON STOCK WILL BECOME LIQUID OR THAT IT WILL BE LISTED ON A SECURITIES EXCHANGE.
We currently have no plans to seek to have the Company’s common stock listed on NASDAQ or other national securities exchange. If we determine to do so in the future, however, we cannot assure you that we will be able to meet the initial listing standards of any other trading system or stock exchange, or that we will be able to maintain any such listing.
We may not attract the attention of major brokerage firms, since there is little incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure that brokerage firms will want to conduct any secondary offerings on our behalf in the future.
WE COULD TERMINATE OUR SECURITIES AND EXCHANGE COMMISSION REGISTRATION WHICH COULD CAUSE OUR COMMON STOCK TO BE DE-LISTED FROM THE PINK SHEETS AND OTCBB AND WOULD REDUCE THE INFORMATION AVAILABLE TO INVESTORS.
We currently have approximately 22 holders of record of Common Stock, of which certain holders of record are entities that hold on behalf of beneficial owners. We believe that our Common Stock is beneficially owned by approximately 600 stockholders. If we have fewer than 300 stockholders of record after the offering, we will be eligible to de-register our common stock under the Securities Exchange Act of 1934 in 2007. Although we currently do not intend to de-register, we cannot assure that we will not de-register the common stock at some point in the future. If we de-register, we will no longer be required to file annual and quarterly reports with the Securities and Exchange Commission and will no longer be subject to substantive requirements of Securities and Exchange Commission regulations. De-registration will reduce the amount of information available to investors about us and may cause our common stock to be de-listed from the Pink Sheets, and the OTCBB. In addition, investors will not have the protections of certain Securities and Exchange Commission regulations to which we will no longer be subject.

BECAUSE OUR STOCK IS QUOTED IN BOTH THE PINK SHEETS AND OTCBB, INFORMATION CONCERNING THE VALUE OF OUR STOCK MAY BE DIFFICULT TO OBTAIN AND UNRELIABLE, AND OUR STOCK PRICE MAY BE VOLATILE.
There has only been a limited public market for our securities, and we cannot assure that an active trading market will be maintained. Both the Pink Sheets and OTCBB are a relatively unorganized, inter-dealer, over-the-counter market that provides significantly less liquidity than NASDAQ and the national securities exchanges. Both the Pink Sheets and OTCBB securities are frequent targets of fraud or market manipulation, both because of their generally low prices and because both the Pink Sheets and OTCBB issuer reporting requirements are less stringent than those of the national securities exchanges. Dealers’ spreads (the difference between the bid and ask prices) may be large in both the Pink Sheets and OTCBB transactions, causing higher purchase prices and less sale proceeds for purchasers or sellers of our securities. Trades and quotations in both the Pink Sheets and OTCBB involve a manual process that may delay order processing. Price fluctuations during a delay can result in the failure of a limit order to execute or cause execution of a market order at a price significantly different from the price prevailing when an order was entered. Consequently, one may be unable to trade in our common stock at optimum prices.
The trading price of our common stock is expected to continue to fluctuate significantly, and, as is the case for both the Pink Sheets and OTCBB securities generally, is not published in newspapers. It is not necessarily a reliable indicator of our stock’s fair market value or fair value. There is a significant risk that the market price of our common stock will decrease in the future in response to variations in our quarterly operating results; announcements that our revenue or income are below analysts’ expectations; general economic slowdowns; changes in market valuations of similar companies; sales of large blocks of our common stock; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; or fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of internationally-based companies.
Because of the concentration of ownership of our stock in our management’s hands, our management has the ability to exert significant control over our affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such change of control would benefit our other stockholders.
The price in this offering will fluctuate based on the prevailing market price of our common stock in both the Pink Sheets and OTCBB. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.
ACCORDING TO THE SEC, THE MARKET FOR PENNY STOCKS HAS SUFFERED IN RECENT YEARS FROM PATTERNS OF FRAUD AND ABUSE. REGULATIONS TO COMBAT MANIPULATION MAY RESTRICT THE MARKET FOR OUR COMMON STOCK.
Our management is aware of the abuses that have occurred historically in the penny stock market, such as control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; “boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and dumping of securities after prices have been manipulated to a high level, resulting in investor losses.
To protect investors from this activity, the SEC has adopted regulations that generally define a “penny stock” to be any equity security having a market price (as defined) less than $5.00 per share, or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, broker-dealers selling our common stock are subject to additional sales practices when they sell such securities to persons other than established clients and “accredited investors.” For transactions covered by these rules, before the transaction is executed, the broker-dealer must make a special customer suitability determination, receive the purchaser’s written consent to the transaction and deliver a risk disclosure document relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative taking the order, current quotations for the securities and, if applicable, the fact that the broker-dealer is the sole market maker and the broker-dealer’s presumed control over the market. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. “Penny stock” rules may restrict trading in our common stock.
IF YOU PURCHASE SHARES IN THIS OFFERING, YOU MAY EXPERIENCE IMMEDIATE, SUBSTANTIAL AND ONGOING DILUTION.
If you purchase shares in this offering, your per-share interest in our pro forma net tangible book value may be substantially less than the price you paid for your shares. In the event we obtain additional funding, such financings may also dilute you. If in the future we issue options or other securities as part of compensation plans or incentives to our employees or others, the issuance and/or exercise of such instruments may dilute you further.
THERE MAY BE ISSUANCES OF SHARES OF PREFERRED STOCK IN THE FUTURE.
Although we currently do not have preferred shares outstanding, the board of directors could authorize the issuance of a series of preferred stock that would grant holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends would be declared to common stockholders, and the right to the redemption of such shares, possibly together with a premium, prior to the redemption of the common stock. To the extent that we do issue preferred stock, the rights of holders of common stock could be impaired, including without limitation, with respect to liquidation.
WE HAVE NOT RETAINED INDEPENDENT PROFESSIONALS FOR YOU.
We have not retained any independent professionals to review or comment on this Offering or otherwise protect your interests. Although we have retained our own counsel, no one involved with the offering has made any independent examination of any factual matters represented by management herein, and purchasers of the shares offered hereby should not rely on any such firms so retained with respect to any matters herein described.
USE OF PROCEEDS
We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. All of the proceeds will be received by the selling stockholders. If warrants that were issued to the selling stockholders to purchase 9,400,000 shares of our common stock are exercised for cash, we will receive estimated proceeds of approximately $2.82 million from the selling stockholders. All of such proceeds would be used for general corporate purposes including working capital. We will incur approximately $60,000 of expenses relating to the registration of the shares being offered and sold by the selling stockholders in this registration statement, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.
SELLING STOCKHOLDERS
The following table sets forth the shares beneficially owned, as of November 2, 2007, by the selling stockholders prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares which each would own beneficially if all the offered shares are sold. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, or the right to acquire voting or investment power within 60 days through the exercise of an option, warrant or right, through the conversion of a security, or through the power to revoke a trust. The shares offered by the selling stockholders by this prospectus are comprised of:
•	8,000,000 shares of common stock issued to selling stockholders in connection with the private offering under Regulation S that was completed on September 21, 2007;

•	8,000,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued to selling stockholders in connection with the private offering under Regulation S that was completed on September 21, 2007;

•	1,400,000 shares issued to Incendia Management Group Inc., which served as placement agent for a private offering under Regulation S that was completed on September 21, 2007;

•	1,400,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued to Incendia Management Group Inc. in connection with the private offering under Regulation S that was completed on September 21, 2007; and

•	187,328 shares issued in a private offering in exchange for business, consulting and financial advisor services pursuant to agreements.
All shares of our common stock registered in this offering represent shares issued to each selling stockholders or shares that have been or may be acquired within 60 days of November 2, 2007. The percentage ownership is calculated based on 75,333,319 shares, which represents the number of shares of our common stock that were outstanding as of November 2, 2007. Except where noted in the table, none of the selling stockholders within the past three years has had any material relationship with us or any of our affiliates. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name, unless otherwise indicated in the table, and acquired the shares in a private offering of common stock exempted from registration under the Securities Act.

			Shares of Common
	Shares of Common		Stock Beneficially
	Stock Beneficially	Number of Shares	Owned After the
	Owned Prior to the	of Common Stock	Offering (1)
Name of Selling Stockholders	Offering	To Be Offered	Number	Percentage
Brant Fellowship Holdings Inc.(2)	3,200,000	3,200,000	0	*
Greenock Export Holding AG Inc. (2)	3,200,000	3,200,000	0	*
Advanced Vending Technologies Inc. (2)	3,200,000	3,200,000	0	*
V&P Technologies Inc. (2)	3,200,000	3,200,000	0	*
NVD International Inc. (2)	3,200,000	3,200,000	0	*
Incendia Management Group Inc. (3)	2,800,000	2,800,000	0	*
Xnergy, LLC (4)	187,328	187,328	0	*

*	Less than 1%.

(1)	Because the selling stockholders may choose not to sell any of the shares offered by this prospectus, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares that any of the selling stockholders will hold after completion of this offering. For purposes of this table, we have assumed that each of the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of this offering.

(2)	Amount includes 1,600,000 shares of common stock issuable upon exercise of warrants.

(3)	Amount includes 1,400,000 shares of common stock issuable upon exercise of warrants. Stockholder served as placement agent for a private offering under Regulation S that was completed on September 21, 2007.

(4)	The selling stockholder was issued shares of common stock in exchange for business, consulting and financial advisor services.
PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholders. If we are notified by any selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.
Furthermore, the Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).
The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:
(1)	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(2)	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;

(3)	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;

(4)	contains a toll-free telephone number for inquiries on disciplinary actions;

(5)	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

(6)	contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.
The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:
(1)	with bid and offer quotations for the penny stock;

(2)	details of the compensation of the broker-dealer and its salesperson in the transaction;

(3)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(4)	monthly account statements showing the market value of each penny stock held in the customer’s account.
In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.
Blue Sky Restrictions on Resale
The selling shareholders named in this prospectus may offer and sell the Shares covered by this prospectus only in States in the United States where exemptions from registration under State securities laws are available. Investors and securities professionals are advised to check each State’s securities laws and regulations (known as “Blue Sky” laws) or to check with KMA to ascertain whether an exemption exists for the Company’s shares in a particular State.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Our Common Stock is quoted for trading on the Pink Sheets and the OTCBB. Prior to the Company’s merger with Espo Ltd. (“Espo’s”), Espo’s common stock traded under the symbol “EPOL.” Effective on March 27, 2006, the symbol was changed to “KMAG.”
The following tables set forth the quarterly high and low closing prices for our Common Stock as reported by the Pink Sheets and OTCBB for the shares of Common Stock issued by the Company beginning with the quarter ended April 30, 2006. Historical information with respect to Espo’s common stock prices is not relevant as to the Company’s stock price due to the substantial change to the business of the Company post-merger. The prices reflect inter-dealer prices without adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions. It should be noted that the prices listed for the Common Stock may not be a reliable indicator of their value due to the fact that the Pink Sheets and OTCBB have no listing standards and the volume of sales for shares of Common Stock has been inconsistent since they commenced trading.

	High	Low
Quarter ended October 31, 2007	$0.52	$0.30
Quarter ended July 31, 2007	$1.36	$0.52
Quarter ended April 30, 2007	$1.05	$0.29
Quarter ended January 31, 2007	$0.55	$0.11
Quarter ended October 31, 2006	$3.05	$0.10
Quarter ended July 31, 2006	$4.53	$3.00
Quarter ended April 30, 2006	$5.00	$3.75
Our stock price at the close of the market on October 31, 2007, was $0.3410.
As of November 2, 2007, there were 22 holders of record of Common Stock, of which certain holders of record are entities that hold on behalf of beneficial owners. We believe that our Common Stock is beneficially owned by approximately 600 stockholders. No shares of Preferred Stock are issued or outstanding.
Dividends
No cash dividends have been declared on our Common Stock. The declaration of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of cash dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations.
DESCRIPTION OF BUSINESS
History
KMA Global Solutions International, Inc. (www.kmaglobalsolutions.com) is a corporation formed on March 9, 2006 under the laws of the State of Nevada. As described below, we entered into a merger transaction with Espo’s, a non-SEC reporting corporation formed under the laws of the State of New York on September 7, 2001, and we were the surviving corporation. Espo’s operated, since its inception, as a retail provider of sporting goods and athletic apparel, with a focus on aquatic sports products. The Company and its founders and shareholders had no relationship with Espo’s and its founders prior to the merger. Espo’s’ shares of common stock if Espo’s traded on the Pink Sheets of the National Quotation Bureau under the symbol “EPOL.” The Pink Sheets is a quotation service, not a formal exchange, and does not have quotation standards. An unaffiliated third-party introduced us to Espo’s in order to enable us to achieve a merger with an entity that had shares of stock which were traded on the U.S. public securities markets, thereby offering the Company the opportunity to raise capital through the U.S. public securities markets.
Prior to and in anticipation of the merger transaction described below, a Stock Purchase Agreement, effective as of March 7, 2006 (the “March 7th Agreement”), was entered into between Espo’s, Jeffrey R. Esposito and Kenneth C. Dollmann, each a holder of Espo’s common stock, and 2095511 Ontario Limited. Mr. Esposito and Mr. Dollmann, respectively sold 4,065,427 and 160,000 shares Espo’s common stock to the following entities identified in the March 7th Agreement: Brant Fellowship Holdings, Inc.; Candas Enterprises Corp.; Carrick Mortgage Holdings, Inc.; Culross Forwarding Limited; Greenock Export Holdings AG; Bedford Place Investments Ltd.; Brican Holdings Limited (collectively, the “Entities”). None of the Entities is a related person or affiliate of Espo’s, Mr. Esposito, Mr. Dollmann, 2095511 Ontario Limited, or the Company, and none became a beneficial owner of greater than five percent of the Company’s issued and outstanding Common Stock as result of the merger transaction and subsequent events described below.
It was the consensus of the Entities that, due to the logistics involved in coordinating their purchases of Espo’s common stock and in order to capably process the documentation and secure the prompt execution of the March 7th Agreement, it would be most efficient to rely on a single, special purpose company as a vehicle to close the transaction on their behalf. At the request of the Entities, 2095511 Ontario Limited, a limited corporation formed by Jeffrey D. Reid, the President of the Company, under the laws of the Province of Ontario, Canada, served as agent for the Entities to facilitate the closing of the March 7th Agreement.
The Entities’ respective purchases of common stock that were held by Messrs. Esposito and Dollman, totaled 4,225,427 out of the 4,920,250 issued and outstanding shares of Espo’s common stock. Mr. Esposito continued to hold 8,823 restricted shares of Espo’s common stock. The Entities acquired their shares of Espo’s common stock in exchange for an aggregate payment of $209,830 and their respective promises to provide, from time to time, advice to Espo’s and its successors with respect to corporate and financial strategies and restructuring proposals, investor relations and shareholder communications services, and recommendations of potential funding sources, investment groups and strategic partners. Concurrent with the stock purchase transaction, and prior to the merger described below, Espo’s transferred its assets and liabilities to other entities that were unaffiliated with the Company.
On March 8, 2006, in order to facilitate the merger transaction described below, Espo’s issued 2,014,400 shares of common stock to bring its total issued and outstanding amount of common stock to 6,934,650. In connection with the overall capital restructuring transactions of Espo’s and the Company, and in accordance with their representations and in consideration of the promises and conditions under the March 7th Agreement, the Entities had their 4,225,427 shares of Espo’s common stock retired to treasury and cancelled. This left 2,709,223 shares of

Espo’s common stock issued and outstanding. In a separate set of transactions and as consideration for introducing the Company and Espo’s, the Entities acquired 686,000 shares of Espo’s common stock from various Espo’s holders.
On March 10, 2006, we entered into an Agreement and Plan of Reincorporation — Merger with Espo’s, whereby Espo’s was merged with and into the Company, and in which the Company, a Nevada corporation, became the surviving entity (the “Merger”).
In effecting the Merger, each of the 2,709,223 issued and outstanding shares of Espo’s common stock, was converted into one share of our Common Stock, and Espo’s ceased to exist. The Company’s Common Stock currently is traded on the Pink Sheets of the National Quotation Bureau under the symbol “KMAG.”
On March 15, 2006, we entered into an acquisition agreement (the “Acquisition Agreement”) with KMA Global Solutions Inc., a corporation formed in April 1996 under the laws of the Province of Ontario, Canada (“KMA (Canada)”). KMA (Canada) is a provider of diversified electronic article surveillance (“EAS”) solutions for retail security applications in a variety of consumer industries, including apparel, multimedia, sporting goods, grocery and over-the-counter pharmaceuticals, and offers technology-driven integrated supply chain solutions to secure goods for retailers and consumer-product distributors worldwide. On March 1, 2006, the issued and outstanding common shares of KMA (Canada) were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of its common shares outstanding from 10,072,000 to 2,014,400.
Pursuant to the terms of the Acquisition Agreement, the Company acquired a majority of the outstanding shares of the capital stock of KMA (Canada) in exchange for 2,014,400 shares of our Common Stock. Pursuant to the Acquisition Agreement, we purchased the remaining 314,400 shares of KMA (Canada) common shares from the minority shareholders of KMA (Canada) in exchange for an equal number of shares of our Common Stock.
In connection with the Acquisition Agreement, we formed KMA Global Solutions, LLC, a limited liability company formed under the laws of the State of Nevada (“KMA LLC”), with the Company as its single member. KMA LLC is a special purpose entity with the sole purpose of facilitating Canadian income tax efficiencies for existing shareholders of KMA (Canada). In connection with its formation, 1,700,000 shares of the Company’s Common Stock were issued to KMA LLC in exchange for 100% of its membership interests.
Contemporaneously with the issuance of 1,700,000 shares of Common Stock to KMA LLC, we entered into an Exchange and Support Agreement dated March 14, 2006 (the “Exchange Agreement”), by and among the Company, KMA LLC, KMA Acquisition Exchangeco, Inc., an Ontario corporation (“Exchangeco”), and certain shareholders of KMA (Canada) subject to Canadian taxation. These KMA (Canada) shareholders elected to receive securities (“Exchangeable Shares”) issued by Exchangeco (each a “Holder”) in order to defer income recognition for Canadian tax purposes. The Exchange Agreement provides that the Company and KMA LLC grant each Holder the right to require the Company or KMA LLC to purchase from any of such Holder all or any part of the Exchangeable Shares held by such Holder, in consideration for some or all of the Company’s 1,700,000 shares of Common Stock held by KMA LLC. KMA LLC is a wholly-owned subsidiary of the Company. Exchangeco is related to the Company only in that it has a contractual arrangement with KMA LLC to exchange the shares KMA LLC currently owns of the Company. Jeffrey D. Reid is an officer and director of Exchangeco. Mr. Reid indirectly owns 1,520,000 common shares of the Company, he is an indirect control person of KMA LLC by virtue of his control position in the Company, and he is an officer and a director of Exchangeco, which is related to the Company only in that it has a contractual arrangement with KMA LLC to exchange the shares of the Company that KMA LLC currently owns.
On March 17, 2006, the Company effected a stock split in the form of a share dividend. This was accomplished by the issuance of seventeen shares of Common Stock for each share of issued and outstanding Common Stock on a pro rata basis and without consideration to the Company’s stockholders. To provide consistent disclosure, the amounts of shares discussed hereafter will reflect the post-split amounts, unless specified otherwise. The 8,823 escrowed shares held by Jeffrey R. Esposito became 149,991 shares of Common Stock. The 686,000 shares held by the Entities became 11,662,000 shares of Common Stock on a post-split basis. The 314,400 shares of Common Stock held by the KMA (Canada) shareholders became 5,344,800 shares on a post-split basis. Under the terms of the agreement between the KMA (Canada) shareholders and the Company, these 5,344,800 shares of Common Stock were retired to treasury and cancelled and the KMA (Canada) shareholders received 1,179,000 post-split shares of Common Stock.
Current Corporate Structure
Our current structure is set forth in the following diagram and its accompanying notes as follows. We have two affiliated companies: KMA LLC, of which we are the single member, and KMA (Canada), our Ontario, Canada operating company affiliate.

(1)	21,760,000 shares of the Company’s Common Stock are held by KMA LLC for the purpose of facilitating Canadian income tax efficiencies for existing shareholders of KMA (Canada) through the arrangement with Exchangeco.

(2)	314,400 shares of the Company’s Common Stock were exchanged for an equal number of shares of KMA (Canada) common stock. Exchangeco holds the balance of KMA (Canada) common shares.

(3)	Jeff Reid, as sole shareholder of Exchangeco, has the right to require the Company or KMA LLC to purchase some or all his Exchangeable Shares for some or all of the Company’s 21,760,000 shares of Common Stock held by KMA LLC.
Strategic Corporate Structure
We intend to operate as a holding company in a structure that includes several wholly-owned operating subsidiaries located in strategic manufacturing, packaging and distribution markets worldwide. Strategic expansion plans include the relocation of our headquarters from Mississauga, Ontario, Canada to the United States through the formation of KMA Global Solutions Inc. (US) as a wholly-owned subsidiary of the Company. KMA Global Solutions Inc. (Barbados) is intended to be established under the laws of Barbados as a wholly-owned subsidiary of KMA (Canada) with the purpose of overseeing the Company’s operations outside of the United States and Canada and to hold all of the issued and outstanding shares of KMA Global Solutions Inc.

(Hong Kong), a manufacturing entity to be formed under the laws of Hong Kong. We also intend to form additional overseas subsidiaries as our business grows.
Electronic Article Surveillance (EAS) Industry
Electronic Article Surveillance (EAS) is a technological method used primarily to prevent shoplifting from retail establishments by alerting the retailer to the unauthorized removal of merchandise. Special tags (like the products that KMA sells) are affixed to the product or to its packaging. The special tags are referred to as “active” or “live.”  At point of sale, the special tag is deactivated or “turned off.”  At the exits of stores, detection equipment sounds an alarm to alert staff when an active tag is detected.  The theory is that a properly purchased item will have a special tag that is deactivated or “turned off,” while the tag on a shoplifted product will still be active or “live.”
Using an EAS system enables the retailer to display and allow customer access to popular items. Products can be examined and handled, rather than kept in locked cases or behind the sales counter. The two leading technologies comprising most EAS systems are Acousto-Magnetic (“AM”) and Radio Frequency (“RF”), and each has specific benefits and disadvantages. These respective EAS systems operate on different principles and are not compatible with one another.
Industry sources estimate that the value of goods that are taken without being paid for, known as “shrink,” is an approximate $70 billion per year problem for the global retail industry. Shrink is caused primarily by shoplifting and employee theft. EAS solutions are designed to act as a deterrent to control the problem of merchandise theft.
EAS system components typically include:
1)	Labels or Hard Tags — electronic sensors attached to merchandise;

2)	Deactivators or Detachers — used at the point of sale to electronically deactivate labels and detach reusable hard tags as items are purchased; and

3)	Detectors — that create a detection area at exits or other sensitive locations.
As a provider of EAS solutions, including security source tagging for a variety of retail industries, our products are designed to consolidate discrete RF and AM technology requirements to improve efficiency, reduce costs, and provide value-added solutions for customers across many geographic markets in a variety of industries, including but not limited to apparel, food, over-the-counter pharmaceuticals, health and beauty aids, and sporting goods.
Our EAS solutions are comprised of a line of custom tags and labels, which contain sensors designed to provide a comprehensive, single-source solution for protection against retail merchandise theft. Our tags and labels are specialized for a variety of applications including, adhesive labels for use on product packaging or tags sewn directly onto retail apparel. The Company’s proprietary, low cost solutions serve to reduce consumer and employee theft, prevent inventory shrink, and enable retailers to capitalize on consumer buying patterns and habits by openly displaying high-margin and high-cost items typically subjected to a high level of shoplifting and employee theft. We offer a wide variety of EAS solutions to meet the varied requirements of retail configurations for multiple market segments worldwide.
In addition, the Company is an authorized distributor of Sensormatic sensors in raw form. These sensors are the basic component of one type of EAS tag or label. Retail stores are responsible for outfitting their own premises with an EAS system, including sensor detection and deactivation equipment that corresponds to their EAS technology of choice, either RF of AM technology. The Company also sells equipment necessary to deactivate the EAS tags to manufacturers, suppliers, wholesalers and distributors that need to deactivate either the AM sensor or the RF sensor before shipping product tagged with Dual Tags to a particular retailer only using one of the two technologies in its stores. Sales of deactivation equipment represent a small fraction of the Company’s revenues. The Company does not sell the equipment necessary to establish an EAS system to retailers.

RF systems are widely used by retailers around the world. A RF label, is essentially a miniature, disposable electronic circuit and antenna, which is attached to a product. The device responds to a specific frequency emitted by a transmitter antenna located at the entry/exit point. The response from the label is then picked up by an adjacent receiver antenna. This will trigger an alarm when it matches specific criteria. Operating frequencies for RF systems generally range from 2 to 10 MHz.
The newer, AM systems have the ability to protect wide exits. AM systems use a transmitter to create a surveillance area where tags and labels are detected. The transmitter sends a pulsating acousto-magnetic frequency signal (of about 58 kHz) which energizes a tag in the surveillance zone. When the pulse ends, the tag responds, emitting a single frequency signal like a tuning fork that is detected by a receiver. A microcomputer checks the tag signal detected by the receiver to ensure it is at the right frequency and time-synchronizes the receiver to the transmitter, at the proper level and at the correct repetition rate. If all these criteria are properly met, the alarm is triggered.
Our Dual TagTM contains the key tag elements of both RF and AM technologies, which enables retailers or their suppliers to apply both technologies to the packaging or product simultaneously, in a single pass through the production line. This single pass application reduces the cost that would otherwise be incurred to attach each technology separately. Further, having both technologies attached to each item eliminates the need for manufacturers, wholesalers and distributors to carry multiple inventories that differ only by EAS technology, and eliminates the risk of improperly shipping goods with RF tags to retailers requiring AM tags and vice versa.
Retailers and manufacturers have become increasingly focused on protecting assets that move through the retail supply chain. Radio Frequency Identification tags (commonly referred to as “RFID”) can be used to track inventory from manufacturer to retailer (and ultimately to the consumer and through the waste processing stream), as well as for tracking products within a given retail location. To address this market opportunity, we have applied for and received patents incorporating RFID into our current solutions in anticipation of the retail market’s eventual transition to item-level use of RFID. We intend to continue to build infrastructure, add key personnel, develop proprietary label and tag manufacturing equipment, and open branch offices in strategic locations throughout the world, in order to prepare for and take advantage of the opportunity to be a major source for both EAS and RFID solutions worldwide.
Principal Products
Our EAS solutions are comprised of sensor tags and labels designed to provide a comprehensive, single-source solution for protection against retail merchandise theft. The Company’s proprietary, low cost solutions, serve to reduce consumer and employee theft, prevent inventory shrink, and enable retailers to capitalize on consumer buying patterns and habits by openly displaying high-margin and high-cost items typically subjected to a high level of shoplifting and employee theft. We offer a wide variety of EAS solutions to meet the varied requirements of retail configurations for multiple market segments worldwide.
The following information describes our product lines, with their respective characteristics and uses:
Source Tagging Solutions — As its name implies, source tagging is the embedding of EAS security labels at either the point of manufacture or packaging to allow delivery of floor or display ready merchandise to the retail store. Under a source tagging program, tags are integrated into automated production processes and applied in primary packaging or within or on the product itself either under branding labels or prominently displayed.

☐	Dual Tag™ — combines both AM and RF technologies in a high speed single-pass label. A single-pass label is a label that enables multiple EAS technologies to be applied or attached to an item at the same time in order that an item does not have to be processed more than once in order to affix the appropriate EAS technology. High speed application is the process of attaching one tag or label per item at a very rapid pace, usually in an automated production environment. We offer several configurations of DualTag™ to suit a variety of requirements. The ability to affix or insert tags and labels quickly enables manufacturers, suppliers and distributors to deliver items tagged with EAS labels on a “just in time” basis and at a lower cost per unit than if the labels had to be applied manually or by multiple runs through the application equipment.

☐	Triple Tag™ — combines both AM and RF technologies, in addition to RFID technology, in a single-pass label. As a technology that incorporates the use of electromagnetic or electrostatic coupling in the radio frequency portion of the electromagnetic spectrum to uniquely identify an object, animal, or person, RFID is coming into increasing use as an alternative to the Universal Product Code (also referred to as “UPC” or “bar code”) as a means of providing unique product identification, without the need for direct contact or line-of-sight scanning.
Sew-On Source Tagging Solutions — we provide manufacturers of soft-goods with an affordable and effective EAS solution. Tested and certified by ADT Sensormatic Systems Inc. (“Sensormatic ™”), for AM systems, and Checkpoint Systems, Inc., for RF systems, within retailer guidelines and located on the particular garment as approved, directed or specified by the retailers, our soft-goods source tagging solutions include:
☐	Original NEXTag™- our original design and, we believe, the most popular sew-on tag in the industry. Available in a variety of colors, we consider it to be the best value for most garment and home fashion applications.

☐	NEXTag™ Slimline — Tyvek® (an E. I. du Pont de Nemours and Company fabric) tag manufactured to a narrower width then the original design of the NEXTag™; designed for intimate apparel, this product is appropriate for any application where size is a constraint.

☐	NEXTag™ Jean — for the denim industry for tacking or stapling directly under the vendor tag that includes size, style number, bar code, retailer’s variable data known as a “joker” tag (joker tags are usually sewn into a garment in the waist band, inside seam or bottom of a sleeve of a garment). The NEXTag™ Jean is “denim blue” in color and about twice the size of our original NEXTag™.

☐	NEXTag™ Woven — a premium EAS label of high quality woven fabric. This premium quality label is well suited for decoration with logos, slogans and other graphics required to enhance merchandising appeal.
Drop-in Source Tagging Solutions — this is an EAS tagging solution that is not affixed to the item or the packaging, but rather dropped “loosely” inside the product packaging or hidden in compartments, such as garment pockets or battery compartments in items requiring batteries such as digital cameras. This solution is an affordable, labor-saving hard goods EAS solution. Tested and certified by Sensormatic™ and approved and specified by major retailers as a source tagging solution; includes:
☐	Original NEXTag™- as described above

☐	NEXTag™Tyvek® — as described above

Attachable Source Tagging Solutions -
☐	Wrap Tags — triple-reinforced vinyl tags are designed for easy application and deliver maximum tear resistance; and can be custom sized; applications include electrical cords, footwear, fishing rods, plumbing and other hard good items;

☐	Luggage Tag — tear resistant vinyl tag designed for “swift-attached” applications; and

☐	Logo Tag — printed paper hang tag that is plastic laminated, to significantly improve tear resistance; applications include branded apparel, children and infant apparel, footwear and sunglasses.
Adhesive Source Tagging Solutions -
☐	Meat Tag — specialized adhesive in a microwave-safe Sensormatic™ label or in a moisture-proof, microwave safe RF version for packaged meat or frozen food applications;

☐	Foamback Tag — able to maintain sensor function in metallic applications; flexibility of a foam backing also enables effective placement on concave or convex surfaces.
Custom Source Tagging Solutions — customized products designed to address unique source tagging requirements, such as limited size or space, concave surfaces or microwave environments.
SensormaticTM Label Distributor — the Company is also an authorized distributor of Sensormatic™ EAS labels. The Sensormatic EAS label is an AM label and can be found inside some of our products such as our DUAL Tag™. We also act as a distributor of Sensormatic’s TM EAS labels in the non-installed or “raw” form so that our customers can affix the label directly onto their products before sending them to the retailer. Manufacturers, suppliers and distributors buy the raw Sensormatic™ sensor from us and affix them to the inside of their packaging using our labels, thus making the merchandise source tagging compliant for the retail customer.
Principal Markets
We market our products to retailers that have a need to protect their merchandise from theft. Many of our customers include apparel manufacturers located in South and East Asia, the Middle East, as well as Central and South America. We also often deal with manufacturer’s agents. Li & Fung, for example, is one of the largest apparel buying agencies located in Hong Kong, and are vendors to international retailers who have EAS systems installed throughout their stores in various countries throughout the world. Our current principal geographic markets include the United States, Canada, Mexico, Italy, Israel, Hong Kong, China, Vietnam, Thailand, Malaysia, Taiwan, South Korea, the Philippines, India, Indonesia, Pakistan, Sri Lanka, Turkey, Dubai, Peru, Guatemala, Costa Rica, and Brazil.
To initiate a source tagging program, the retailer will typically have EAS systems installed in most but not necessarily all of the stores that handle the targeted merchandise. This allows the merchandise to be accepted at the individual store and be ready for sale immediately. If a particular store does not have an EAS system in place, KMA has developed a bulk deactivation device which permits deactivation of case sized lots of source tagged merchandise at the distribution point prior to shipment to the unequipped retail store.
Suppliers to retailers become our primary customer once a particular retailer has approved or indicated a preference for the use of one or more of our solutions. In some cases, we enjoy exclusivity as our patents ensure that we are the only supplier of certain EAS solutions. We sell the actual approved solutions to the vendors to retailers in the particular country where the product is manufactured. The term “EAS source-tagging” is used where tags are applied at the source of manufacture. Source-tagging refers to the attachment of EAS tags at the source of production of the retail item where it is least expensive to do so.
We market EAS products primarily to worldwide retailers in the hard goods market (supermarkets, drug stores, mass merchandisers, and music/electronics), soft goods market (fashion and athletic apparel, sports merchandise), and other consumer product manufacturers through our source-tagging program.
Business Strategy
RFID Integrated Solutions
RFID technology incorporates a tag containing a microchip and antenna and is capable of storing a limited amount of unique information, usually used to identity the contents of a case or pallet to which it is affixed. Through the use of a specific reader antenna and specialized software, a RFID tag will release the information contained within its “memory” when requested to do so, usually when passing a particular control point such as a loading dock door. RFID has become popular within the supply chain and logistics operations of many industries, including retail, as it provides a more efficient and accurate means of both storing and collecting information about the inventory or assets in a given environment or in transit between facilities. While currently most commonly used to identify larger amounts of product such as a case lot, pallet or container, it is widely anticipated to transition into use as a unique identifier on individual products.
We anticipate that the use of RFID technology will see significant growth over the next five to ten years. As the technology continues to improve and the per unit cost of tags continues to decrease, RFID will begin to play a much larger role in supply chain management. In response to the demand of industry groups to introduce a RFID integrated tag to the retail supply chain, we have made the strategic decision to expand our EAS products to incorporate RFID technology.
RFID usage recently received a significant push when the United States Department of Defense and Wal-Mart Stores, Inc. separately issued mandates requiring their largest suppliers to use Electronic Product Code open standard RFID tagging on pallets, cases, containers and parts, by January 2005. Each of these enormous organizations see significant benefits in the ability to uniquely identify products in their inventory, manage and track that inventory, realize lower costs and increase supply chain efficiencies. Through their vast buying power, each of these two very different organizations has a major influence on their respective suppliers.
According to a study released on January 11, 2005 by In-Stat (www.in-stat.com), a major technology research firm, worldwide revenues from RFID tags will jump from $300 million in 2004 to $2.8 billion in 2009. During this period, the technology is expected to appear in many industries with significant impact on the efficiency of business processes. Another RFID industry research and consulting firm, IDTechEx, updated a report in May 2006 stating that the value of the total RFID market, including systems and services, is expected to increase to $26 billion by 2016.
Our ongoing strategy is to participate in the expanding RFID market as a core vendor to the pool of suppliers that sell to a particular retailer or chain of retailers (the so-called “vendor population”). KMA (Canada) currently delivers EAS solutions to this market and will develop RFID solutions that are specific to the needs of each vendor.
Presently, we have the ability to add RFID technology to our current DualTag™ product lines creating a Triple TagTM, which will enable high-volume, single-pass application of RFID-integrated EAS tags at the unit level. The Triple Tag TM can employ both AM and/or RF technologies in addition to RFID technology which may then be applied to packaging simultaneously in a single production run rather than in separate, duplicate runs. We have the opportunity to evolve with the marketplace to become a leader in RFID tagging by leveraging existing retail relationships and knowledge of EAS technologies to assist retailers and manufacturers in the emerging RFID market. At the present time, the Company does not earn revenues from sales of RFID as the current high price of

RFID tags makes use of the technology prohibitive for our customers. Further, we do not offer any discrete RFID technology to our customers. However, upon further development of this application of RFID resulting in a lower price per unit, we may incorporate this technology in our product line. If that does happen, we anticipate that we will source RFID tags from one of a number of high quality, low cost producers as and when our customers require. While we currently have the ability to add RFID technology by adding an RFID tag to our DUAL Tag™, our expertise at this time is not specifically in the manufacture of RFID tags. As part of our long term planning, we may consider the acquisition of an RFID integrator if demand for Triple Tags TM reaches such critical mass that it becomes cost effective to do so. There is no guarantee that we will seek to acquire a manufacturer of RFID tags or that a company will be available for purchase at a reasonable price, should we decide to do so.
Our business strategy focuses on providing comprehensive, single-source solutions in the prevention of retail merchandise theft. We believe that new RFID integrated solutions and expanded product offerings will provide significant opportunities to enhance the value of legacy products while expanding the product base in existing customer accounts. We intend to maintain our leadership position in the soft goods markets, expand our market share in certain key hard goods markets, and maximize our position in under-penetrated markets with customized solutions. We also intend to capitalize on our existing base of large global retailers to further promote source tagging opportunities.
To achieve these objectives, we plan to work to continually enhance and expand our technologies and products, and provide superior service to our customers. We are focused on providing our customers with a wide variety of EAS solutions characterized by superior quality, on time delivery, exceptional value, and enhanced merchandising opportunities for the retailer.
To improve profitability, we have initiated strategic expansion of our operations globally to further improve operating margins, shareholder value, and customer focus. Our development plans will include improvement of sales productivity and we intend to analyze and, where necessary, reconfigure our manufacturing and supply chain to better position ourselves in the market.
Marketing Strategy
We primarily promote our products to retailers by offering what we believe is the lowest cost loss prevention solution, on-time delivery, and acting as a single point of contact for our client’s EAS needs. In emphasizing source-tagging benefits as a cost and labor-efficient means of integrating EAS into the retail environment, we assist retailers in promoting source-tagging with vendors.
Our ongoing strategies to increase acceptance of source-tagging include partnering with major retail suppliers, worldwide. We offer customized EAS tag solutions to address needs of recognized branding and loss prevention, and continue to expand product applications to accommodate the needs of the packaging industry. Implementation using efficient high-speed production and high-volume capacity supports our reputation with retail suppliers for reliable on-time delivery and superior service.
We intend to continue this marketing strategy, expanding market opportunities to manufacturers and distributors. One of our objectives is to launch industry-wide programs to secure new retail accounts and expand existing accounts with innovative and customized products that will increase penetration with integrated value-added solutions. We plan to promote source-tagging around the world with extensive integration and automation using new EAS and RFID support capabilities.
Distribution
We have recently opened a new facility in Hong Kong which is currently functioning as a warehousing and distribution point, but will soon take on a substantial portion of our sew-in solution manufacturing requirement. In addition we maintain a long-standing agency relationship in Taiwan, which strategically positions KMA near the source of production for many consumer goods companies. To improve our sales efficiency, future expansion plans include offices and distribution and/or manufacturing centers in India and Mexico, which will enable the Company to further reduce shipping costs and build on its strong reputation for guaranteed, on-time delivery.
Our expansion plan is structured to seize on the obvious advantages associated with being located close to our ultimate customer and, where possible, reducing costs associated with manufacturing, freight as well as taxes and duties.
India has very high VAT taxes for importing products for use in manufacturing in India. The technology components of our products are manufactured in Puerto Rico, Japan and China. We currently assemble in Canada and incur significant freight charges to deliver products to our customers overseas. Setting up manufacturing and assembly units in India will enable us to import the components not currently manufactured in India while reducing our freight and the value at which we are taxed.
In Hong Kong, we are able to import to and export from China tax-free, based on Hong Kong’s status as an economic region of China. When manufacturing in Hong Kong and then importing to China, there is reduced and/or no import duty on our finished product. Currently, we warehouse our Canadian-made product in Hong Kong and ship to China with a 17% import tax paid by our customer. We can also reduce our overall freight cost as well as reduce some of our current overhead in inventory by manufacturing and delivering “just in time.”
Mexico is a major manufacturing center to North American retailers. We have considered setting up a subsidiary in either Mexico or another Central American location to be closer to our customer source. This once again will give us preferential duty rates into these growing supplier markets.
With respect to the United States, our plan is to produce our DUAL Tag™ products closer to our customer base and reduce the costs associated with operating in Canada. Currently, labor rates, real estate expenses and taxes are lower in the U.S. as compared to Canada. Our long term plan is to move our head offices to the United States to take advantage of these cost efficiencies and to be closer to the head offices of large North American retailers. At the present time, no specific steps have been taken in pursuit of these expansion plans and we may not undertake any one of more of these planned changes.
We have not determined a definitive timeline for the expansion described above, but anticipate a move to the U.S. within one year. Any expansion will be subject to a number of factors, including location of our customers, the performance of the general economy and the health of the EAS industry, changes in tax legislation, international developments as well as other possible unforeseen circumstances. Also, decisions to proceed with our projected expansion and timelines to be determined will depend on funding made available either by retained earnings, the sale of securities in a private placement or public offering or debt financing provided we can secure favorable terms. Because of the wide range of factors to take into consideration, we are not able at this point to form an estimate of the costs of such a move.
Research and Development
Since the inception of our operating subsidiary, KMA (Canada), we have dedicated significant time and effort to the development of innovative products and production equipment to meet the needs of an evolving market. The financial statements illustrate a small portion of the incurred costs as research and development (R&D). We have been able to take advantage of certain government-sponsored tax incentive programs aimed at encouraging R&D, and as a result, during fiscal year ended January 31, 2007 the company realized a tax credit of $66,434, as compared to small R&D expense incurred during the preceding fiscal year. These R&D activities focus on the improvement of process performance, continued broadening of the product lines, cost reductions of the current product lines, and expansion of the markets and applications for our products. No R&D costs are borne directly by our customers. Our future growth in revenues will be dependent, in part, on the products and technologies that result from these R&D efforts.

In response to retail industry demand for a universal tagging solution compatible with both AM and RF technologies, we developed the DUAL Tag™. In the past, retailers would purchase EAS tags that were compatible with the type of EAS deactivators that were in place at the point of purchase and the system of EAS readers in place at entrances and exits. Manufacturers, wholesalers and distributors were required to keep duplicate inventories of their products for delivery to retailers having either AM or RF technology installed in their stores. The DUAL Tag™ eliminates the need for duplicate supply chain inventories and is the only available EAS solution combining both leading EAS technologies in a high speed, single pass application.
We continue to review our product portfolio and rationalize our production facilities and global supply chain, anticipating opportunities for greater efficiency and cost reduction. Future development and expansion of our product lines is expected with improved high-speed production processes, customized tags and selection, and EAS-RFID integration.
Competition
Factors that we consider in evaluating our competition include (i) production capacity, (ii) delivery time, and (iii) proprietary patented and patent pending processes and products. Although we have no significant or direct competition in the EAS market, largely as a result of our proprietary designs along with patents issued or pending, other providers may offer security solutions carrying exclusively RF or AM technology in the form of an adhesive or a hard security tag. Our principal competitor in the retail and apparel manufacturing industries is Paxar Corporation, which was recently acquired by Avery-Dennison, which provides merchandising systems including woven labels and tags used to identify brand apparel or printed labels with bar codes.
Within the emerging RFID market, there are many companies seeking a niche in which they hope to meet the expected needs of one or more markets that they anticipate will merge in the future. Sentry Technology Corporation, I.D. Systems, Inc. and Zebra Technologies Corporation to name just a few, use RFID technology to provide systems for in store surveillance, asset management and monitoring, inventory control and distribution management, and related software. These companies are not considered to be direct competition, however they do offer solutions related to security.
Sentry Technology Corporation engages in the design, sale, installation and servicing of radio frequency and electro-magnetic EAS systems, and closed circuit television solutions (CCTV) in the United States and Canada. Its EAS systems are used for radio frequency and ranger detection, as well as electromagnetic detection. The company also distributes EAS systems and provides access control readers, controllers, and software for card holders, as well as wireless electronic data collection system for library management, warehousing, parcel tracking, inventory control and asset protection.
Zebra Technologies Corporation engages in the design, manufacture, and support of a range of direct thermal and thermal-transfer label and receipt printers, RFID printer/encoders, dye sublimation card printers, and digital photo printers.
ID Systems Inc. provides wireless solutions for corporate asset management. It designs, develops and produces wireless monitoring and tracking products utilizing a radio-frequency-based system. Its Wireless Asset Net fleet management system provides wireless vehicle access control to restrict access of equipment to trained and authorized personnel; electronic vehicle inspection checklists; early detection of emerging vehicle safety issues; and impact sensing to assign responsibility for accidents, as well as automate and enforce preventative maintenance.
We address our competition by seeking to offer a more diverse range of EAS tagging solutions than our competitors, with a variety of low-cost EAS tags and labels, as well as customizable tags for complex non-standard product packaging. We protect our patents and licensing arrangements to forestall infringement. As a result, we seek to maintain a competitive advantage by marketing our products primarily on the basis of our versatility, exceptional affordability, and strong reputation among our customers for reliable, on-time delivery and ease of integration into operations with source tagging.
Manufacturing, Raw Materials, and Inventory
KMA (Canada), our current operating subsidiary, drives the design and development of products and processes involving our customers, manufacturing and marketing. We purchase raw materials and components from suppliers and complete the production process at our facilities in Ontario, Canada. KMA (Canada) relies primarily on EAS sensor suppliers such as Checkpoint Systems, Inc. for the RF component and ADT Sensormatic Systems Inc. for the AM component. We utilize sophisticated real-time inventory management and logistics at a level to keep inventories to a minimum.
Our manufacturing strategy for EAS products is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent that is economically beneficial. Vertical integration refers to the case when two firms, one of which supplies a product to the other, merge into a single firm. Our existing in-house capability, together with the likelihood of future vertical integration, will provide significant control over costs, quality, and responsiveness to market demand which we believe results in a distinct competitive advantage.
Dependence on Customers
We are a preferred supplier of EAS solutions to customers around the world in a variety of industries involved in retail merchandising businesses. “Preferred supplier” is an industry term meaning that retailers indicate a preference as to their suppliers and the company from which the supplier sources its EAS tagging solution. Our status as a “preferred supplier” is, however, informal as it has not been set forth in any binding agreement. In general, customers are free to choose to source EAS tags from other than a preferred EAS tagging supplier.
We do not have a standardized customer contract — each agreement is negotiated on a case-by-case basis. Most of our customer agreements have a term of twelve months, and are generally nonexclusive agreements, and they are typically subject to termination by either party upon a given notification period (generally thirty days). The payment terms are generally thirty-days net.
Our customers include suppliers to retail apparel and sporting goods stores, some of the largest producers of electronic games supplied to multimedia retailers, the largest retail food chains in both the US and Canada, the largest “do-it-yourself” hardware and garden center chains, and major suppliers of nutriceutical and over-the-counter (OTC) pharmaceuticals. Apparel market customers have primarily been the largest discount retailers in North America and private label and designer retailers that use source-tagging on a portion or segment of their apparel line. We are dealing with major private label retailers with a focus on programs protecting a substantial percentage of their goods with source-tagging.
The Company continues to promote its solutions to retailers who need to reduce their losses due to shrinkage. In most instances, our typical customer is the supplier to the retailer and/or its associated packager or manufacturer. No one client of the Company contributes more than 5% of the company’s revenues. It is difficult to predict the future importance of any one or more of our customers. With that in mind, we continually seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers. Our customer base, especially in the apparel industry, typically establishes large private-label manufacturing programs for which we are frequently named as an “approved supplier” of EAS source tagging solutions. This private label manufacturing trend is generating the need for us to position distribution and/or manufacturing facilities in strategic countries to facilitate the supply of our products to the manufacturers at the lowest possible cost and meet demand for prompt delivery schedules.
The DUAL Tag™ was originally concentrated in the multimedia marketplace. This market is experiencing some reduction at retail due to the trend of making purchases via the Internet; however, we have found that the OTC drug and food supplement market has a need to use our technology as well as the potential need for our proposed new Triple Tag TM that includes RFID. This market demand stems from the major retailers in this segment having installed a roughly even split of both RF and AM technologies. We are promoting our solutions to the brand owners and their related packaging companies.
Other solutions, such as our Grocery Label, began via direct sales and in-store applications; therefore, we had direct sales efforts with the individual store manager to promote the use of our solution. This has evolved as our solution becomes a commodity and is now sold via the retailer’s distribution company.
Technology; Intellectual Property
As of November 2, 2007, KMA (Canada) owned or was the assignee of active patents issued by the U.S. Patent and Trademark Office (as well as corresponding foreign patents granted in Germany, Spain, France, Italy, Netherlands, United Kingdom and Mexico). These patents relate to a sew-on security label, which anticipates and incorporates RFID technology, and improvements and the manufacturing process thereof. KMA (Canada) also has recently received a Notification of Allowance from the US Patent and Trademark Office, concerning our DualTag patent application. The application has been examined and allowed for issuance of a patent, once the associated fees are paid and processing is completed. Corresponding foreign patent applications in Mexico, Germany, Spain, France, Italy, Netherlands, United Kingdom and Canada relating to the dual technology EAS label and high speed process, which anticipates and incorporates RFID technology, and improvements thereof continue in process. Despite achieving the recent milestone with the USPTO, there can be no assurance that further patents will be issued to KMA (Canada) on any of its pending applications.
The majority of our revenues are derived from products or technologies which are patented or patent-pending; however, there can be no assurance that a competitor could not develop products comparable to those of the Company. Although, the patent protection of our technologies is an important aspect of our business and future growth opportunities, the Company’s distinct competitive advantage is based on our extensive manufacturing experience and know-how of current and developing EAS technology.
Government Regulation; Need for Government Approvals
The Company’s products are compliant with all applicable FCC and DOC regulations in the United States and Canada governing radio frequencies, signal strengths, and conform to environmental regulations in all territories in which they operate. Our products are also compliant with applicable requirements published by ETSI in Europe. We carry the International Organization for Standardization (ISO) for ISO 9001:2000 certification and, at present, no government approvals for our products are required.
Costs and Effects of Compliance with Environmental Laws
There are no material costs or effects of compliance under any applicable environmental laws in the jurisdictions in which we operate.
Employees
As of November 2, 2007, Jeffrey D. Reid, William Randal Fisher, Norm Nowlan, Laura Wilkes and Scott Dixon are the only employees of the Company, and KMA (Canada) had seventeen full-time personnel.
Fourteen of the latter individuals are full-time employees located in Mississauga, Ontario, Canada, five of which hold executive management or sales/marketing positions. Two individuals are maintained on contract in Hong Kong, and one other is on contract in Taiwan.

Upon our establishment of U.S.-based operations and the relocation of our headquarters to the United States, the Company anticipates hiring additional employees in a variety of executive, management, sales and administrative roles, in a prudent approach, as business expands.
Canadian Jurisdictional Issues
The Company’s operating subsidiary, KMA (Canada), is currently located in Mississauga, Ontario, Canada. Many of the Company’s key executive officers and majority shareholders are citizens of and reside in Canada, and, as a result, it may not be possible for U.S. or other non-Canadian purchasers to effect service of process within the United States upon KMA (Canada) or such persons. All or a substantial portion of our assets and such persons may be located within Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada based upon the civil liability provisions of the U.S. federal securities laws or to enforce a judgment obtained in Canadian courts against KMA (Canada) or persons in Canada based upon the civil liability provisions of the U.S. federal securities laws. The ability of the Company’s non-Canadian investors to effect service of process within the United States on KMA (Canada) or an officer or shareholder of KMA (Canada) located in Canada may also be limited.
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
The following Management’s Discussion and Analysis is intended to help the reader understand our results of operations and financial condition. Management’s Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes thereto. The revenue and operating income (loss) amounts in this Management’s Discussion and Analysis are presented in accordance with United States generally accepted accounting principles.
OVERVIEW
We, through our operating subsidiary, are an innovator and internationally recognized leader in the EAS market. We serve a diverse and geographically dispersed customer base consisting predominantly of retailer suppliers, branded apparel, multimedia and pharmaceutical companies and contract manufacturers, providing low cost and customized solutions to protect against retail merchandise theft. The retail industry generally refers to these losses as “inventory shrinkage” or “shrink”. On average, shrink represents nearly 2% of a retailer’s revenue and can often be much more. Worldwide, retail losses due to shrinkage are a problem exceeding $70 Billion USD. We have developed a suite of proprietary EAS products to address the specific needs of a changing marketplace, using patented processes to manufacture its tags at high speeds and deliver its products on a just in time basis. Our EAS solutions are designed to fit the needs of major suppliers to multinational retailers in the apparel, multimedia, sporting goods, food and over-the-counter (OTC) pharmaceutical and health supplement industries.
The Company is engaged in the supply of EAS solutions (including the Company’s products, NEXTag™ and DUAL Tag™), focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries. We will grow by concentrating on executing a strategy as a global operating company, while maintaining a continued focus on providing customers with innovative products and solutions, outstanding service, consistent quality, on-time delivery and competitively priced products. Together with continuing investments in new product development, state-of-the-art manufacturing equipment, and innovative sales and marketing initiatives, management believes the Company is well-positioned to compete successfully as a provider of EAS tagging solutions to the retail apparel, multimedia and pharmaceutical industries, worldwide. The capital needed to fund our growth has been generated to date through investment by the founding shareholders and through reinvestment of profits and private placements of securities.
The use of EAS systems in the retail environment continues to generate significant cost savings for retailers. Our management believes that the extremely competitive retail environment, and the Company’s low cost solutions relative to other EAS suppliers, places us in a favorable position for the future. The addition of new high-speed high volume equipment is expected to drive costs of production lower and may enable the Company to capture a larger share of the EAS market. With the completion of the implementation of new production equipment, we plan to open production facilities in high-demand locations, thus shortening supply lines on raw materials, and reducing operating costs through efficiencies, and shipping costs for finished goods. We anticipate increased demand for our products in international as well as North American markets. Management’s ongoing strategy includes implementing process improvements to reduce costs in all of our manufacturing facilities, re-deploying assets to balance production capacity with customer demand, and seeking to expand our production in new and emerging markets to minimize labor costs and maximize operating performance efficiencies.
The Company has begun to execute its expansion plan, which includes relocation of our existing manufacturing capacity from our Canadian facilities, primarily to facilities in Hong Kong, India and Mexico, expanding our sales operation to include Europe and Asia, as well as relocating our headquarters from Ontario, Canada to a suitably located US city.
RESULTS OF OPERATIONS
The Company’s results of operations for the three and six months ended July 31, 2007 and 2006 in dollars and as a percent of sales, are presented below:

	Three Months ended July 31				Six Months ended July 31
	2007		2006		2007		2006
Sales	1,316,730	100%	1,888,803	100%	2,516,406	100%	3,015,613	100%
Cost of Sales	992,670	75.4%	1,533,427	81.2%	1,891,750	75.2%	2,435,833	80.8%
Gross Profit	324,060	24.6%	355,376	18.8%	624,656	24.8%	579,780	19.2%

Selling General & Administrative Expenses	816,367	62.0%	650,343	34.4%	1,508,409	59.9%	1,210,119	40.1%
Income Before Income Taxes	(492,307)	(37.4%)	(294,967)	(15.6)%	(883,753)	(35.1%)	(630,339)	(20.9%)

Net Income	(300,295)	(22.8%)	(193,356)	(10.2)%	(559,565)	(22.2%)	(438,328)	(14.5%)
Sales
The Company’s sales decreased $572,073 or 30.3% to $1,316,730, for the three months ended July 31, 2007, compared to $1,888,803 for the three months ended July 31, 2006 and decreased $499,207 to $2,516,406 for the six months ended July 31, 2007 compared to $3,015,613 for the six months ended July 31, 2006. Despite the acquisition of new accounts and expanding our programs with some existing accounts, our ability to realize the potential from those gains was hampered by delays in the placement of actual orders, delays in the implementation of new production lines, and the cancellation of a significant retail program affecting a number of companies in the industry, which had contributed to a strong quarter last year. Although sales results are lower than anticipated, the final six months are trending upward, and we believe sales growth may return KMA to profitability during the third and fourth quarters of the fiscal year.
During the past fiscal year, we introduced a number of new feature sets to the NEXTag™ product line, including the use of new materials, greater printing capability, and precisely matching material and ink colors in order to faithfully recreate brand images and logos, all of which has been well received. We believe these added value items will eventually permit KMA to secure additional business, particularly from international accounts, as more and more specialty retailers and design groups throughout the world, who have demonstrated an interest in initiating EAS source tagging programs using custom branded solutions.
We have nearly completed the re-positioning of our production and operations in order to allow us to move further forward with larger apparel programs that we anticipate will help deliver increased sales revenue. As part of this repositioning, we anticipate having a greater ability to manage our anticipated growth and implement our global strategy of cutting costs by placing manufacturing facilities in the countries of demand and reducing head office costs.
Although largely driven by North American retail accounts to date, a significant portion of our current NEXTag™ activity involves offshore fulfillment, as the majority of apparel manufacturing now takes place in overseas markets. In an effort to better serve these markets, KMA has, for a number of years now, maintained sales offices in both Hong Kong and in Taiwan, while manufacture the majority of its products in Canada. We believe that providing local representation has been important in helping fuel growth in this segment, and as indications suggests, this sector will expand. During the period ending July 31, 2007, we secured appropriate space to establish a manufacturing facility in Hong Kong, in order to better serve this important market. Although the new Hong Kong facility currently serves as our logistics center for Asia, we will be outfitting it with production equipment and plan to be in full production by the end of October 2007.
Once the new Hong Kong facility is fully operational as a manufacturing site, we plan to turn our attention to another key apparel market by establishing a similar production facility in one of the principal garment manufacturing centers in India. Our plans have been modified so that we now plan to secure a site and bring the new Indian facility on line during the spring of 2008. When fully operational, these two facilities will allow us to benefit from a number of economies, by not only physically locating production in the geographical centers where most of our finished goods are used, but will also permit significant savings in raw materials, freight and labor costs, which will result in positioning our NEXTag product much more competitively than it is currently. In addition, we plan to add local sales representation in these international locations to directly interact with the many apparel factories located in these regions, which will improve KMA’s ability to take advantage of opportunities as they become available.
KMA’s DualTag™ business is based in supplying the only patent pending, dual-technology, self-adhesive label in the industry, containing the base elements of the two most popular EAS technologies in use today. By providing both technologies on a single label, KMA enables manufacturers to tag their entire production with a single device, permitting them to maintain a single inventory of each product, regardless of what EAS technology is in use at the store to which the product unit is eventually shipped. Without DualTag, manufacturers traditionally find it necessary to maintain multiple inventories of their products that differ only by label technology in order to comply with their retail customers’ requirements. In addition, we have completed the necessary advance planning that will allow the incorporation of RFID into the DualTag product as specialty retailers begin to incorporate item-level RFID into their operations and begin to demand its inclusion in their suppliers products.
During the period ending July 31, 2007, we introduced a new, non-adhesive, insertable DualTag suitable for such products as CD and DVD discs, or boxed products such as pharmaceuticals, which has received an enthusiastic initial response from a number of accounts. Although we anticipated bringing our new DualTag production equipment into full online status during the period, we were hampered by a number of supplier delays which prevented us from benefiting from the increased capacity we anticipated, which affected our ability to take advantage of certain DualTag opportunities that became available to us. Although this resulted in lost sales during the period, we do not expect it to negatively impact our relationship with the involved accounts and believe that we will benefit from future orders from these same clients.

Gross Profit
Gross profit was $324,060 or 24.6% of sales for the three months ended July 31, 2007, compared with $355,376 or 18.8% for the three months ended July 31, 2006, and $624,656 or 24.8% for the six months ended July 31, 2007, as compared with $579,780 or 19.2% in the six months ended July 31, 2006. The gross profit for the three months and six months ended July 31, 2007 as compared to the previous year was considerably higher as a percentage of sales, primarily due to shifting production of our DualTag from an outsource to a new in-house production line, as well as realizing the benefits derived from a number of improvements to our production methodologies, sourcing of raw materials and reduction in waste as a result of a focus on product quality.
Management’s ongoing strategy to achieve and improve profits includes implementing process and purchasing improvements to reduce costs in manufacturing and transferring the majority of existing manufacturing capacity from the Company’s Canadian operations primarily to Hong Kong and India, in order to minimize labor, raw materials, and freight.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses were $816,367 or 62.0% of sales for the three months ended July 31, 2007, compared with $650,343 or 34.4% of sales for the three months ended July 31, 2006, and $1,508,409 or 59.9% for the six months ended July 31, 2007 as compared to $1,210,119 or 40.1% for the six months ended July 31, 2006.
The increase in the ratio of SG&A expenses to sales is primarily due to: (i) An unfavorable shift in exchange rates as the Canadian dollar rose strongly against its US counterpart; (ii) The impact of lower sales revenues and its effect on SG&A as a percentage of sales; (iii) Increases in wages and benefits resulting primarily from the addition of experienced management to assist in the implementation of our growth plan, the full cost of which is included in the period ending July 31, 2007, versus only a portion of which was included in the period ending July 31, 2006; (iv) The implementation of a full group benefits program in order to both attract and retain quality staff and management; (v) An increase in consulting services and sales commissions; and (vi) An increase in occupancy costs as a result of opening our new Hong Kong facility. These higher expenses were offset to a degree through: (i) lower professional fees which in the period ending July 31, 2006 were associated with the company’s cost of going public; and (ii) A modest reduction in travel expense.
Operating Income (Loss)
Operating loss before taxes was $492,307 or 37.4% for the three months ended July 31, 2007, compared with an operating loss before taxes of $294,967 or 15.6% for the three months ended July 31, 2006, and $883,753 or 35.1% for the six months ended July 31, 2007 as compared to an operating loss of $630,339 or 20.9% for the six months ended July 31, 2006.
Taxes on Income
The Company experienced an operating loss for the year and therefore recognized a future tax benefit of $192,012 for the three months ended July 31, 2007 versus a future tax benefit of $101,611 for the three months ended July 31, 2006, and for the six months ended July 31, 2007, experienced a future tax benefit of $324,188 as compared to a future tax benefit of $192,011 for the six months ended July 31, 2006. The effective income tax rates of the future tax benefit for the three and six months ended July 31, 2007 was 39% and 37% respectively. For the three and six months ended July 31, 2006, the future tax benefit was 34% and 31%. The statutory income tax rate going forward for the Company, with all of its operating activities taxed in Canada, is approximately 36% as a result of applicable combined federal and provincial tax rates.

Liquidity and Capital Resources
The table below represents summary cash flow information for the six months ended July 31, 2007, 2006 and 2005.

	Three Months ended July 31,
	2007	2006	2005
Net cash from operating activities	$(631,515)	$(88,567)	$(8,801)
Net cash from investing activities	$(326,755)	$(40,597)	$(104,475)
Net cash from financing activities	$1,320,618	$33,272	$121,569
Effect of currency translation adjustments	$(45,072)	$(1,537)	$(6,441)
Total change in cash and cash equivalents	$317,276	$(97,429)	$1,852
Overview. The Company had, as of the end of July 31, 2007, current liabilities of $1,164,488 and current assets of $1,142,042. Management believes that the Company will generate sufficient cash from its operating activities for the foreseeable future, supplemented by the contracted infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings.
Operating Activities. Cash flow from operating activities for the six months ended July 31, 2007 resulted in a negative cash flow of $631,515, as compared to the six-month period ended July 31, 2006, which saw a negative cash flow of $88,567, and the six month period ended July 31, 2005 which saw a negative cash flow of $8,801. For the six months ended July 31, 2007, the net loss, as adjusted for amortization, shares issued for services provided and future income taxes, resulted in a negative cash flow of $810,518 and with changes in non-cash working capital of $179,003 our cash flows from operating activities decreased by $631,513. For the six months ended July 31, 2006, the net income, as adjusted for amortization and future income taxes, resulted in a negative cash flow of $523,616, together with positive changes in non-cash working capital of $435,049, resulted in a negative cash flow from operating activities of $88,567. The variances in cash flow from operations between the six months ended July 31, 2007 and July 31, 2006 are primarily the result of changes in accounts receivable and inventory. Accounts Receivable for the company decreased $243,931 for the six months ended July 31, 2007 as compared to an increase of $128,753 for the six months ended July 31, 2006 primarily due to our improved collection procedures. Inventories increased $168,673 in the six months ending July 31, 2007 as compared to a decrease of $14,355 in the six months ended July 31, 2006, primarily as a result of the purchase of raw materials necessary for the build up of inventory for our new Hong Kong facility.
Financing Activities. The Company’s cash flow from financing activities for the six months ended July 31, 2007 amounted to $1,320,618, as a result of an issuance of capital stock in the amount of $500,000, the exercise of warrants in the amount of $770,000, a decrease in capital lease obligations of $28,868 and an increase in advances by shareholders of $79,486. By comparison, in the six months ended July 31, 2006 the Company experienced a decrease in capital lease obligations of $25,439 and an increase in advances from shareholders of $58,711, resulting in a net cash flow from financing activities of $33,272. In 2005, the net cash flow from financing activities was $121,569.
Investing Activities. In the six months ended July 31, 2007 the Company experienced a decrease in cash flow from investing activities of $326,755. This was due to an increase in purchase of equipment and patents of $206,082 and an increase in deposits on equipment and patents of $120,673. By comparison in the six months ended July 31, 2006, the Company experienced a decrease in cash flow from investing activities of $40,597, in large part due to an increase in purchase of equipment and patents of $30,416 and an increase in deposits on equipment and patents that amounted to $10,181. In 2005, the Company experienced a decrease in cashflow from investing activities of $104,475.

Off-Balance Sheet Arrangements. The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
Market Risk. In the normal course of its business, the Company is exposed to foreign currency exchange rate and interest rate risks that could impact its results of operations.
We sell our products worldwide, and a substantial portion of our net sales, cost of sales and operating expenses are denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow. In addition, the Company is potentially subject to concentrations of credit risk, principally in accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Our major customers are retailers, branded apparel companies and contract manufacturers that have historically paid their balances with the Company.
There were no significant changes in the Company’s exposure to market risk in the past three years.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has identified the following policies and estimates as critical to the Company’s business operations and the understanding of the Company’s results of operations. Note that the preparation of this prospectus requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Company’s financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.
Revenue Recognition
SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for a reporting period could be adversely affected.
Sales Returns and Allowances
Management must make estimates of potential future product returns, billing adjustments and allowances related to current period product revenues. In establishing a provision for sales returns and allowances, management relies principally on the Company’s history of product return rates which is regularly analyzed. Management also considers (1) current economic trends, (2) changes in customer demand for the Company’s products and (3) acceptance of the Company’s products in the marketplace when evaluating the adequacy of the Company’s provision for sales returns and allowances. Historically, the Company has not experienced a significant change in its product return rates resulting from these factors. For the six months ended July 31, 2007 and 2006, the provision for sales returns and allowances accounted for as a reduction to gross sales was not material.
Allowance for Doubtful Accounts
Management makes judgments, based on its established aging policy, historical experience and future expectations, as to the ability to collect the Company’s accounts receivable. An allowance for doubtful accounts has been established. The allowance for doubtful accounts is used to reduce gross trade receivables to their estimated net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management analyzes customer-specific allowances, amounts based upon an aging schedule, historical bad debt experience, customer concentrations, customer creditworthiness and current trends. The Company’s accounts receivable at July 31, 2007 was $43,770, net of an allowance of $0.
Inventories
Inventories are stated at the lower of cost or market value, and are categorized as raw materials, work-in-process or finished goods. The value of inventories determined using the first-in, first-out method at July 31, 2007 was $283,471 for finished goods and $188,319 for raw materials.
On an ongoing basis, we evaluate the composition of its inventories and the adequacy of our allowance for slow-turning and obsolete products. The market value of aged inventory is determined based on historical sales trends, current market conditions, changes in customer demand, acceptance of the Company’s products, and current sales activities for this type of inventory.
Goodwill
The Company did not attribute any value to goodwill as at July 31, 2007.
Accounting for Income Taxes
As part of the process of preparing the consolidated financial statements, management is required to estimate the income taxes in each jurisdiction in which the Company operates. This process involves estimating the actual current tax liabilities, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered and, to the extent that management believes that recovery is not more than likely, the Company establishes a valuation allowance. If a valuation allowance is established or increased during any period, the Company records this amount as an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recognized against net deferred tax assets. Valuation allowances are based on management’s estimates of the taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable.
DESCRIPTION OF PROPERTY
The Company presently leases as its executive office, on premises of approximately 11,530 square feet, located at 5570 Kennedy Road, Mississauga, Ontario, Canada. The three-year lease term, commenced November 1, 2005, imposes an approximate rent of $8,500 per month. The Company is given a right of renewal under the lease for an additional two years under the same terms and conditions (except for rights of renewal and the existing rental rate, which shall be renegotiated in accordance with contemporary market rates). The facility in Mississauga has adequate insurance coverage. Since March 2003, the Company has occupied sales office locations in Hong Kong and Taiwan as part of a sales consulting arrangement, and has paid an aggregate rent of $4,000 per month on a month to month basis only, for which no lease agreement has been formalized in writing.
On March 15, 2007, the Company leased a 5467 square foot facility in Hong Kong for manufacturing. Monthly rent is approximately $6,800 per month.

LEGAL PROCEEDINGS
The Company is unaware of any pending legal proceedings against it or any of its directors, officers, affiliates or beneficial owners of more than five percent (5%) of any class of voting securities.
PERIODIC REPORTING AND AUDITED FINANCIAL STATEMENTS
We have reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports when filed will contain financial statements audited and reported on by our independent accountants.
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Our executive officers and directors are as follows:

			Period of Service as a
Name	Age	Position	Director
Jeffrey D. Reid	48	Chief Executive Officer, President and Chairman of the Board of Directors	March 2006 to Present
William Randal Fisher	47	Secretary/Treasurer	N/A
Laura Wilkes	49	President, KMA Global Solutions (Hong Kong) Ltd.	N/A
Norm Nowlan	51	Vice President of Operations for KMA (Canada)	N/A
Scott Dixon	50	President KMA (Canada)	N/A
Michael McBride	51	Director	March 2006 to Present
Daniel K. Foster	55	Director	October 2007 to Present
The business experience during the past five years of each of the persons presently listed above as an Officer of the Company is as follows:
Jeffrey D. Reid, has been the Chief Executive Officer of KMA (Canada) since its inception in 1996. Mr. Reid became President, Chief Executive Officer and Chairman of the Board of the Company in March 2006. Mr. Reid has over 20 years of experience in manufacturing in China and North America, and marketing and sales in the North American and European markets. Prior to joining KMA (Canada), he owned and operated Lux Trading Company Limited prior to which he was General Manager of Avon Sportswear. Mr. Reid holds a Bachelor of Commerce from the University of Windsor, Ontario.
William Randal Fisher, Secretary and Treasurer for the Company since March 2006, brings extensive knowledge and experience in retail manufacturing and packaging, including expertise in customer order management, shipping and computer related interface. Prior to joining the Company, Mr. Fisher managed a team of nearly 400 people as the Packaging, Warehouse & Distribution Manager for Panasonic Disc Services Corporation. Operating in the DVD & Game Entertainment area, Mr. Fisher was responsible for implementation of ISO 9002/1401 certification as well as integration of WMS & RF technology into supply chain processes.
Laura Wilkes, President, KMA Global Solutions (Hong Kong) Ltd., is responsible for leadership of the Company’s operations and sales team in Hong Kong and the distributor network in Asia, including strategic planning, business development, and ongoing improvement of operations. She also currently acts as the senior financial manager coordinating all internal finance functions and leading all external liaison with vendors. Mrs. Wilkes has over 25 years of varied operational experience to the company, and previously served as a Plant Controller with Kellogg Canada.

Norm Nowlan, Vice President of Operations, joined the Company’s executive team as Vice President, Operations in May of 2006. Norm comes directly to the Company from the Canadian discount icon, SAAN Stores Ltd, where he gained more than 30 years of retail experience, much of it spent in the executive ranks leading such functional departments as Operations and Business Development. His experience and broad knowledge of the retail landscape throughout North America will prove invaluable to the Company as we execute our strategic plans for growth.
Scott Dixon, has been the President of KMA (Canada) since May of 2007. He previously served as Vice President of Business Development after joining the Company in April of 2006. He has a history of leading subsidiary operations of multinational corporations into new markets and brings to the Company more than 25 years of EAS expertise specializing in retail loss prevention and source-tagging to prevent theft and inventory loss. From 2004 until 2005, he was Vice President and General Manager of Novar Controls Ltd., where he led the launch of a new division: Novar Integrated Security Services. Novar Controls was subsequently acquired by Honeywell. Prior to his term at Novar, Mr. Dixon was Vice President and General Manager of ADT Security Services Canada Ltd., following the acquisition of Sensormatic Canada by Tyco Fire and Security, the continuation of a role that began in 1990 as President & Managing Director of Sensormatic Canada Inc.
Michael McBride was elected Director of the Company in March 2006. Mr. McBride is a member in good standing of the Law Society of Upper Canada and has practiced in the area of general corporate and real estate law as a partner in the law firm McBride Wallace Laurent & Cord LLP since 1982.
Daniel K. Foster, age 55, was appointed a director of the Company on October 24, 2007. Mr. Foster is a chartered accountant with over 30 years experience in public accounting, industry and investment management. For the past five years Mr. Foster has been the Investment Manager for a Canadian pension fund located in Toronto, Ontario. Mr. Foster holds a Bachelor of Commerce from the University of Toronto and is a member in good standing of the Institute of Chartered Accountants of Ontario and the Pension Investment Association of Canada.
Except as noted above, no director, officer or affiliate of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or subject to any order, judgment, or decree involving the violation of any state or federal securities laws.
The Company has not compensated any director for service on the Board of Directors or any committee thereof. The Company currently does not have any standing committees.
Currently, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the affairs of the Company. Present management openly accepts and appreciates any input or suggestions from stockholders. However, the Board is elected by the stockholders who have the ultimate say, by virtue of their voting rights, in who represents them on the Board. There are no agreements or understandings for any officer or Director to resign at the request of another person and none of the current offers or Directors are acting on behalf of, or will act at the direction of any other person.

EXECUTIVE COMPENSATION
Compensation of Directors
Directors serve without compensation and there are no standard or other arrangements for their compensation.
Pursuant to the employment contract between the Company and Jeffrey D. Reid (President and Chief Executive Officer), Mr. Reid is entitled to a severance payment in the amount equal to two years’ salary in the event of his termination for any cause. There are no other employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any Director or executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.
There are no agreements or understandings for any Director or executive officer to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.
Compensation of Officers
Jeffrey D. Reid entered into an employment agreement as Chief Executive Officer reporting to the Board of Directors of the Company as of March 9, 2006. Mr. Reid’s contract is a renewable three year contract and provides for annual remuneration of $200,000, exclusive of bonuses, benefits and other compensation. Mr. Reid will be entitled to earn up to 100,000 options per year subject to meeting certain objectives and milestones to be determined once a company stock option plan has been established. The milestones required for Mr. Reid to receive cash bonuses revolve around Company top-line revenue targets. Mr. Reid will be entitled to a $50,000 cash bonus if sales of $25 million are achieved in any year, a $100,000 cash bonus if sales of $40 Million are achieved in any year, and $150,000 cash bonus if sales of $65 Million are achieved in any year. Benefits specifically refer to a package which includes medical and life insurance. Other compensation refers to the use of a Company vehicle as well as stock options if applicable. Mr. Reid has entered into a non-competition agreement and non-solicitation agreement which extend for a period of one year following the termination of his employment with the Company. Mr. Reid is subject to termination provisions commensurate with his position which includes a severance of not less than two years’ salary upon termination of his employment with the company. Mr. Reid’s contract does not contemplate “change in control” benefits.
Laura Wilkes entered into an employment agreement as the Chief Operating Officer of KMA Canada as of August 1, 2005. Ms. Wilkes contract provides for annual remuneration of $120,000, exclusive of bonuses, benefits and other compensation, which includes a car allowance. Ms. Wilkes has entered into a non-competition agreement and non-solicitation agreement which extend for a period of two years following the termination of her employment with the Company. Ms. Wilkes is subject to termination provisions commensurate with her position which includes a severance of not less than one year’s salary upon termination of her employment with the company. Ms. Wilkes contract does not contemplate “change in control” benefits.
Norm Nowlan entered into an employment agreement as the Vice President of Operations and General Manager of KMA Canada as of May 29, 2006. While Vice President of Operations and General Manager, Mr. Nowlan’s contract provides for annual remuneration of $200,000, exclusive of bonuses, benefits and other compensation, which includes the use of a Company vehicle. Mr. Nowlan will be entitled to earn up to 100,000 options per year subject to meeting certain objectives and milestones to be determined once a company stock option plan has been established. Mr. Nowlan has entered into a non-competition agreement and non-solicitation agreement which extend for a period of two years and one year, respectively, following the termination of his employment with the Company. Mr. Nowlan is subject to termination provisions commensurate with his position which includes a severance in the amount of Cdn $350,000 upon termination of his employment with the company. Mr. Nowlan’s contract does not contemplate “change in control” benefits.
Messrs. Fisher and Dixon are employed at will and have not entered into an employment agreement with the Company.

On July 2, 2007, the Board of Directors approved the KMA Global Solutions International, Inc. 2007 Stock Incentive Plan (the “Plan”). The Plan provides for various types of equity awards that may be made to employees, directors, and consultants. As of November 2, 2007, we have not issued or granted any equity awards under the Plan.

The following Summary Compensation Table presents, for the last completed fiscal year, certain information regarding the compensation arrangements with respect to the Company’s Named Executive Officers.
SUMMARY COMPENSATION TABLE

						Non-
						Equity
						Incentive
						Plan	Nonqualified	All
				Stock	Option	Compen-	Deferred	Other
Name and		Salary	Bonus	Awards	Awards	sation	Compensation	Compen-sation	Total
Principal Position	Year	($)	($)	($)	($)	($)	Earnings	($)	($)
Jeffrey D. Reid, Chief Executive Officer and President (principal executive officer)	February 1,2006 – January 31, 2007	105,811	—	—	—	—	—	9,415 (1)	115,226

Laura Wilkes, President of KMA Global Solutions (Hong Kong) Ltd.	February 1,2006 – January 31, 2007	105,811	—	—	—	—	—	8,459 (2)	114,270

Norm Nolan, Vice President of Operations for KMA (Canada)	February 1,2006 – January 31, 2007	96,993	—	—	—	—	—	10,009 (1)	107,002

Scott Dixon, President of KMA (Canada)	February 1,2006 – January 31, 2007	107,465	—	—	—	—	—	—	107,465

(1)	This amount is comprised of a leased automobile and insurance payments.

(2)	This amount is comprised of an automobile allowance.
CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE
Espo’s, the corporation with which we merged, operated a retail store from a premises located at 57 Main Street, East Hampton, New York, under lease from a corporation that is controlled by the former President and principal stockholder of Espo’s. The lease payment was $2,000 per month, plus insurance and all utilities and it was terminated with respect to the Company effective March 7, 2006.
Espo’s was indebted to an officer/stockholder for cash loans made to Espo’s in the amount of $42,252, as of October 31, 2004. There were no specific repayment terms on the amount due to that officer/stockholder, and all obligations under the loan were transferred from the Company on or before March 7, 2006.
In fiscal year ended January 31, 2006, the Company loaned money to Jeffrey D. Reid, its founder and major shareholder. The loan was a demand loan bearing an annual interest rate of 2% that was fully repaid on March 9, 2006.
Although the Company’s securities are not quoted on NASDAQ, the Company has elected to apply the NASDAQ Marketplace Rules regarding the definition of “independence” for the members of the Board of Directors. Under the NASDAQ Marketplace Rules, directors Daniel K. Foster and Michael McBride qualify as “independent.” Based upon current NASDAQ Marketplace Rules, Mr. Foster qualifies as an “audit committee financial expert” for purposes of SEC rules, adopted pursuant to the Sarbanes-Oxley Act of 2002.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The table below shows the amount of our common stock beneficially owned by (a) each stockholder known to our management to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (b) each of our directors and named executive officers and (c) all current directors and executive officers as a group. Unless otherwise stated, the address for each person in the table is 5570A Kennedy Road, Mississauga, Ontario, Canada L4Z2A9.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. The percentage of outstanding shares beneficially owned by each person is calculated based on the 75,333,319 outstanding shares of the Company’s common stock as of November 2, 2007, plus the shares that such person has the right to acquire as of November 2, 2007 or within 60 days thereafter upon the exercise of conversion rights and options, but excludes shares of common stock underlying options held by other persons. We are presenting ownership information as of November 2, 2007.

	Number of Shares	Percentage of
Name of Beneficial Owner	Beneficially Owned	Shares (%)
Jeffrey D. Reid	21,760,000 (1)	28.85%
Laura Wilkes	0	0
Norm Nowlan	0	0
Scott Dixon	8,000	0.01%
Michael McBride	67,500 (2)	0.09%
Daniel K. Foster	15,0000	0.02%
All directors and named executive officers as a group (6 individuals)	21,835,500 - jointly	28.97%
KMA Global Solutions, LLC	21,760,000	28.97%

(1)	Jeffrey D. Reid, as the sole shareholder of KMA LLC, is the beneficial ownership of 21,760,000 Exchangeable Shares, which pursuant to the Exchange Agreement between the Company and KMA LLC, are exchangeable into 21,760,000 shares of the Company.

(2)	Includes 30,000 shares held by Kim McBride, Mr. Michael McBride’s spouse.

DESCRIPTION OF SECURITIES
The Company is authorized to issue two hundred million (200,000,000) shares of capital stock, comprised of one hundred seventy five million (175,000,000) shares of common stock, par value $.001 per share and twenty five million (25,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”).
There may be more than one series of either or both of the Common Stock and/or Preferred Stock; the Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to, or imposed upon, a wholly unmissed class of Common Stock and/or a wholly unmissed class of Preferred Stock.
Common Stock
As of November 2, 2007, one hundred seventy five million (175,000,000) shares of Common Stock, par value $.001 per share, are authorized, of which 75,333,319 shares are issued and outstanding.
All shares of KMA Global Solutions International, Inc. Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to:
(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and
(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.
Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.
Preferred Stock
As of November 2, 2007, twenty five million (25,000,000) shares of Preferred Stock, par value $.001 per share, are authorized and no shares have been issued and outstanding.
Other Securities
No warrants, options, or debt securities have been issued as of the date hereof, except the warrants issued to the Selling Stockholders. No holder of any class of stock has any preemptive right to subscribe for or purchase any kind or class of our securities.
Articles of Incorporation and Bylaws
No provisions in the Articles of Incorporation of Bylaws of the Company would delay, defer or prevent a change in control of the Company.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Registrar & Transfer Company, 342 East 900 South, Salt Lake City, Utah.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
The Nevada Revised Statutes and our by-laws, provide that we shall indemnify our officers and directors and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was our director or officer, against losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the forgoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.
LEGAL MATTERS
The validity of the issuance of the shares offered in this prospectus will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Nashville, Tennessee.
EXPERTS
Our audited financial statements for the fiscal years ended January 31, 2006 and January 31, 2007 included in this prospectus, have been audited by McGovern, Hurley, Cunningham, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report and are included in this prospectus in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We file all documents required to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR), and is publicly available through the SEC’s website located at http://www.sec.gov. The Form SB-2 registration statement, of which this prospectus is a part, including all exhibits and schedules and amendments, has been filed with the SEC through EDGAR. You may also inspect the Form SB-2, including all exhibits, without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain copies of these materials from the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
This prospectus is only part of a registration statement on Form SB-2 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this Prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph at no charge from us.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Shareholders of
KMA Global Solutions International, Inc.
We have audited the accompanying consolidated balance sheets of KMA Global Solutions International, Inc. (the “Company”) as at January 31, 2007 and 2006 and the consolidated statements of income and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMA Global Solutions International, Inc. as of January 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
TORONTO, Canada
April 10, 2007
2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 — Fax: (416) 496-0125 — E-mail: info@mhc-ca.com — Website: www.mhc-ca.com

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31,
(expressed in U.S. dollars)

	2007	2006
	$	$

ASSETS

CURRENT
Cash	22,710	126,727
Accounts receivable	287,701	74,773
Inventories (Note 3)	303,117	452,055
Advances to shareholders (Note 4)	—	50,922
Prepaid expenses	340,210	104,980

TOTAL CURRENT ASSETS	953,738	809,457

DEPOSITS ON EQUIPMENT AND PATENTS	57,342	231,867
EQUIPMENT AND PATENTS (Note 5)	641,178	498,917
FUTURE INCOME TAXES (Note 6)	335,958	—
DEFERRED COSTS	212,404	—

	2,200,620	1,540,241

APPROVED ON BEHALF OF THE BOARD:
/s/ Jeffrey D. Reid, Director
/s/ Michael McBride, Director
The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31,
(expressed in U.S. dollars)

	2007	2006
	$	$

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	1,062,297	829,769
Current portion of capital lease obligation (Note 7)	55,804	52,419

TOTAL CURRENT LIABILITIES	1,118,101	882,188

ADVANCES FROM SHAREHOLDERS (Note 4)	87,053	—
CAPITAL LEASE OBLIGATION (Note 7)	207	56,787
FUTURE INCOME TAXES (Note 6)	—	12,836

	1,205,361	951,811

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 8)
Preferred stock, $0.001 par value, 25,000,000 shares authorized and none issued and outstanding

Common stock, $0.001 par value, 175,000,000 shares authorized, 42,065,991 shares issued and outstanding and 6,742,175 shares to be issued	42,066	461,901

ADDITIONAL PAID-IN CAPITAL (Note 8)	729,098	—
SHARES TO BE ISSUED (Note 8)	826,485	—
ACCUMULATED COMPREHENSIVE INCOME (Note 8)	51,031	43,547
(DEFICIT) RETAINED EARNINGS (Note 8)	(653,421)	82,982

	995,259	588,430

	2,200,620	1,540,241

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
FOR THE YEARS ENDED JANUARY 31,
(expressed in U.S. dollars)

	2007	2006	2005
	$	$	$

SALES	6,630,884	6,503,864	6,621,275

COST OF SALES
Inventories, beginning of year	452,055	616,157	338,261
Purchases	5,193,641	4,924,606	5,560,236

	5,645,696	5,540,763	5,898,497
Less: Inventories, end of year	303,117	452,055	616,157

	5,342,579	5,088,708	5,282,340

GROSS MARGIN	1,288,305	1,415,156	1,338,935

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Schedule)	2,385,405	1,305,298	1,239,503

(Loss) income before income taxes	(1,097,100)	109,858	99,432
Income taxes – future (Note 6)	(360,697)	14,676	25,108

NET (LOSS) INCOME FOR THE YEAR	(736,403)	95,182	74,324

RETAINED EARNINGS (DEFICIT), beginning of year (note 8)	82,982	(12,200)	(86,524)

(DEFICIT) RETAINED EARNINGS, end of year (Note 8)	(653,421)	82,982	(12,200)

(LOSS) EARNINGS PER SHARE
Basic	(0.02)	0.003	0.002
Diluted	(0.02)	0.003	0.002
Weighted average number of common shares	40,423,345	32,136,800	32,009,300
The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31,
(expressed in U.S. dollars)

	2007	2006	2005
	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(736,403)	95,182	74,324
Adjustments for:
Amortization	95,089	74,472	56,559
Shares issued for services provided	146,663	—	—
Future income taxes	(360,697)	14,676	25,108

	(855,348)	184,330	155,991

Changes in non-cash working capital:
(Increase) decrease in accounts receivable	(223,134)	58,131	414,898
Decrease (increase) in inventories	139,204	207,251	(244,439)
Decrease (increase) in prepaid expenses	47,774	(17,220)	93,322
Increase (decrease) in accounts payable and accrued liabilities	268,700	(328,819)	(36,391)

	232,544	(80,657)	227,390

Cash flows from operating activities	(622,804)	103,673	383,381

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in promissory note receivable	—	265,325	(246,952)
Decrease in advances to shareholders	51,061	(48,105)	87,828
Purchase of equipment and patents	(259,247)	(60,202)	(30,855)
Deposits on equipment and patents	173,084	(82,025)	(127,527)

Cash flows from investing activities	(35,102)	74,993	(317,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares to be issued	487,485	—	4,190
(Decrease) in bank loan	—	—	(17,480)
(Decrease) in capital lease obligation	(51,466)	(54,583)	—
Increase (decrease) in advances to shareholders	90,202	(4,335)	(7,544)

Cash flows from financing activities	526,221	(58,918)	(20,834)

EFFECT OF CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS	27,668	(34,906)	(31,072)

(Decrease) increase in cash	(104,017)	84,842	13,969
Cash, beginning of year	126,727	41,885	27,916

Cash, end of year	22,710	126,727	41,885

SUPPLEMENTAL INFORMATION:
Interest paid	16,319	24,959	21,247
Income taxes paid	—	—	—
Equipment acquired by capital lease	—	166,985	—
Shares issued as deferred costs	217,391	—	—
The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
1.	DESCRIPTION OF THE BUSINESS

KMA Global Solutions International, Inc. (“KMA International” or the “Company”) is engaged in the supply of Electronic Article Surveillance (“EAS”) solutions, focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The basis of application of accounting principles is consistent with that of the previous year. Outlined below are those policies considered particularly significant.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities at time of purchase of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.
Inventories
Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on the first-in, first-out basis.
Equipment and Amortization
Equipment is stated at acquisition cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis over the following periods:

Equipment	5 to 10 years
Computer equipment	2 years
Office furniture	5 to 10 years
Equipment under capital lease	10 years

KMA GLOBAL SOLUTIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patents
Patents are stated at acquisition cost. Amortization is provided on a straight-line basis over the term of each patent. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.
Impairment of Long-lived Assets
The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.
Research and Development Costs
All research and development costs, including costs of developing new products, changing existing products and production costs, are expensed when incurred. Investment tax credits earned on research and development activities are recorded as a reduction in the related expenses when there is reasonable assurance that the costs qualify and that collection is reasonably assured.
Leases
Leases have been classified as either capital or operating. A lease which transfers substantially all of the benefits and risks incidental to the ownership of property is accounted for as if it were an acquisition of an asset and the incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are charged to earnings as incurred. Assets recorded under the capital leases are amortized on a diminishing balance basis over their estimated useful lives.
Income Taxes
The Company uses the liability method of tax allocation to account for income taxes. Future income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted. When the future realization of income taxes does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized.

KMA GLOBAL SOLUTIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Revenue on products sold is recognized when all significant risks and rewards of ownership have passed to the customer which generally occurs at the time of shipment and collectibility is reasonably assured.
Advertising Costs
Advertising costs are expensed as incurred.
Earnings per Share
Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. As at January 31, 2007 and 2006, there were no dilutive common share equivalents outstanding.
Accounting Estimates and Measurement Uncertainty
The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs.
Foreign Exchange

Foreign Currency Transactions

Monetary assets and monetary liabilities in foreign currencies have been translated at exchange rates in effect at January 31, 2007 and 2006; income and expenses at average exchange rates during the period. Exchange gains or losses from such translation practices are reflected in the income statement.

Basis of Presentation

The Company’s functional currency is the Canadian dollar. These financial statements, however, are presented in U.S. dollars with assets and liabilities translated using the year end rate of exchange and revenue and expenses translated using the average rate of exchange for the year. The related foreign exchange gains and losses arising on translation are included as other comprehensive income.

KMA GLOBAL SOLUTIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statement No. 133 and 140”. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the entity has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its financial statements, as it currently has no financial instruments within the scope of SFAS No. 155.

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company does not anticipate the adoption of SFAS No. 156 will have a material impact on its financial statements.

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”. This interpretation requires that the entity recognizes in its financial statements the impact of a tax provision if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except in some circumstance where the statement shall be applied retrospectively. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
The FASB released SFAS No. 158 “Employers” Accounting for Defined Benefit Pension and Other Post-retirement Plans: an amendment of FASB Statements No. 87, 88, 106 and 132(R) “which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement is effective for fiscal year ending after December 15, 2006. The Company does not expect the adoption of SFAS No. 158 to have a material impact on its financial statements, as it currently has no Defined Benefit Pension and Other Postretirement Plans within the scope of SFAS No. 158.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 24, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This statement will be effective for fiscal periods beginning after June 15, 2005, on a modified prospective basis.

In February 2007, the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In March 2007, the FASB met to discuss the SEC’s interpretation of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The FASB agreed with the SEC’s interpretation that warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants on a current basis with a corresponding gain or loss recorded in loss from operations. The FASB decided that the SEC’s interpretation could be adopted prospectively. The Company’s functional currency is Canadian dollars. The Company expects the adoption of this guidance will not have a material impact on its results of operations.

3.	INVENTORIES

	2007	2006
	$	$
Finished goods	117,702	206,654
Raw materials	185,415	245,401

	303,117	452,055

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
4.	ADVANCES TO (FROM) SHAREHOLDERS

Advances to (from) shareholders are non-interest bearing, are unsecured and have no fixed terms of repayment.

5.	EQUIPMENT AND PATENTS

		Accumulated	2007
	Cost	Amortization	Net
	$	$	$
Equipment	892,915	460,364	432,551
Equipment under capital lease	161,594	29,626	131,968
Patents	81,166	19,049	62,117
Computer equipment	36,379	24,549	11,830
Office furniture	4,720	2,008	2,712

	1,176,774	535,596	641,178

		Accumulated	2006
	Cost	Amortization	Net
	$	$	$
Equipment	684,211	414,623	269,588
Equipment under capital lease	166,985	13,916	153,069
Patents	79,303	14,676	64,627
Computer equipment	22,779	12,375	10,404
Office furniture	4,214	2,985	1,229

	957,492	458,575	498,917

6.	INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	2007	2006
	$	$
Income tax provision at combined Canadian federal and provincial statutory rate of 36.12% (2006-18.62%)	(395,977)	20,456
Adjustments to benefit resulting from:
Change in effective tax rate	11,674	—
Equipment and patents	13,648	—
Other	9,958	(5,780)

	(360,697)	14,676

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
6.	INCOME TAXES (Continued)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006
	$	$
Future income tax assets:
Losses carried forward	411,800	19,908
Future income tax liabilities:
Equipment and patents	(75,842)	(32,744)

Future tax asset (liability)	335,958	(12,836)

The Company has net operating loss carry-forwards of $1,149,366 which expire through January 31, 2027 as follows:

	2009	2027
	$	$
Net operating loss carry-forward	52,266	1,097,100
7.	OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into a leasing agreement for equipment dated March 15, 2005. The lease bears an effective rate of interest of 13.8% per annum, requires monthly payments of $5,007, and is secured by the equipment.

The following is a summary of future minimum lease payments under this capital lease expiring February 15, 2008, together with the present balance of the obligations:

2007
$
Periods ending: January 31, 2008	55,804
January 31, 2009	207

56,011

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY

Continuity of Shareholders’ Equity – KMA Global Solutions Inc. (“ KMA Canada”) prior to reverse merger

			Additional
	Common	Par Value	Paid-In	Shares to	Comp.	Accum.
	Shares	@ $0.001	Capital	be issued	Income	Earnings
January 31, 2006	32,136,800	—	461,901	—	43,547	82,982
Issuance of shares for consulting services	408,000	—	52,173	—	—	—
Issuance of shares for finders fees	1,700,000	—	217,391	—	—	—

March 15, 2006	34,244,800	—	731,465	—	43,547	82,982

Continutity of Shareholder’s Equity – KMA Global Solutions International, Inc. January 31, 2006	4,920,250	4,920	166,421	—	—	(171,341)
Retired to treasury	(4,225,427)	(4,225)	4,225	—	—	—
17:1 share split	11,117,168	11,117	(11,117)	—	—	—
Issuance of shares in reverse merger	34,244,800	34,245	525,878	—	43,547	82,982
Accumulated deficit acquired in reverse merger (d)	—	—	—	—	—	171,341
Retirement of shares	(5,344,800)	(5,345)	5,345	—	—	—
Issuance of replacement shares (d)	1,179,000	1,179	(1,179)	—	—	—
Currency translation adjustment	—	—	—	—	4,601	—
Issuance of shares for investor relations services (e)	25,000	25	11,025	—	—	—
Issuance of shares for consulting services (f)	150,000	150	28,500	—	—	—
Shares to be issued	6,742,175	—	—	826,485	2,883	—
Net loss	—	—	—	—	—	(736,403)

January 31,2007	48,808,166	42,066	729,098	826,485	51,031	(653,421)

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)

During the period ended January 31, 2007, the following transactions occurred:
(a)	On February 15, 2006, KMA Canada issued 120,000 common shares (408,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share in exchange for services rendered by a group of consultants of KMA Canada.

(b)	On February 28, 2006, KMA Canada issued 500,000 common shares (1,700,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share as an advance on finders fees in relation to a planned equity financing. The advance has been reflected as a deferred cost until such time as the planned equity financing is completed.

(c)	On March 1, 2006, pursuant to a resolution of the Board of Directors, the issued and outstanding common shares of KMA Canada were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of shares outstanding from 10,072,000 to 2,014,400 (34,244,800 post split reorganization common shares).

(d)	KMA Canada and KMA International, a corporation organized under the laws of the State of Nevada entered into an acquisition agreement dated March 15, 2006. Pursuant to the terms of the agreement and upon the completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, KMA International acquired 100% of the outstanding shares of the capital stock of KMA Canada in exchange for 34,244,800 post split reorganization common shares. (34,244,800 post split reorganization shares being the aggregate of 28,900,000 owned by KMA LLC and 5,344,800 owned by KMA Canada shareholders.) Pursuant to an agreement between the KMA Canada shareholders and KMA International, the shares in KMA International owned by the KMA Canada shareholders were retired to treasury and cancelled and the KMA Canada shareholders received 1,179,000 post split reorganization shares.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)
KMA International is the surviving corporation as a result of a merger transaction with Espo’s, Ltd., a corporation formed under the laws of the State of New York. The merger occurred March 15, 2006. At the time of the merger transaction, Espo’s, Ltd. was a non-SEC reporting corporation. As a result of the merger and acquisition transactions the former shareholders of Espo’s, Ltd. hold 11,811,991 or 28.2% of the post split reorganization common shares of KMA International. Pursuant to the merger agreement, the remaining 71,832,259 post split reorganization shares (4,225,427 pre split reorganization shares), held by individuals that were former shareholders of Espo’s, were retired to treasury effective March 15, 2006 and cancelled on May 19, 2006.

The terms of the merger transaction and the acquisition agreement provided that the mind and management of KMA International would be replaced by the officers and directors of KMA Canada and having had no significant business activity for a number of years, upon the effective time of the acquisition, KMA International adopted the business plan of KMA Canada. The transaction was therefore accounted for as a reverse acquisition with KMA Canada as the acquiring party and KMA International as the acquired party, in substance, a reorganization of KMA Canada. Generally accepted accounting principles in the United States of America require, among other considerations, that a company whose stockholders retain a majority interest in a business combination be treated as the acquirer for accounting purposes. Accordingly, the results of operations for the periods prior to the combination are those of KMA Canada.

(e)	On June 16, 2006, KMA International issued 25,000 common shares with a deemed value of Cdn $0.50 per share in exchange for investor relation services provided by a consulting company for KMA International.

(f)	On October 20, 2006, KMA International issued 150,000 common shares with a deemed value of USD $0.19 per share in exchange for consulting services .

(g)	On January 31, 2007, a group of investors agreed to purchase 10,000,000 shares of the company’s common stock at a price of $0.10 per share. The total purchase price of USD $1,000,000 shall be paid to KMA International as follows: (i) $500,000 payable upon Closing and (ii) $500,000 payable within 30 days of the effective date of the Registration Statement. The agreement includes 10,000,000 Warrants issued to the investors, which shall be exercisable only within 2 years of the effective date of the Registration Statement, at an exercise price of $0.20 per share. Upon closing, the Agent received 1,000,000 common shares, together with Warrants exercisable for 2 years from the effective date of the Registration Statement, at an exercise price of $ 0.20 per share. As of January 31, 2007 KMA International received $487,485. A registration statement for these shares was filed on March 12, 2007.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)
(h)	On December 12, 2006, KMA International agreed to issue 360,000 common shares at $0.15 per share with piggyback registration rights in exchange for consulting services.

(i)	On December 12, 2006, KMA International agreed to issue 300,000 common shares at $0.15 per share with piggyback registration rights in exchange for consulting services.

(j)	On January 19, 2007, KMA International agreed to issue 1,000,000 common shares at $0.20 per share with piggyback registration rights in exchange for consulting services.

(k)	On January 31, 2007, KMA International agreed to issue 207,328 common shares for consulting services. The shares were valued as follows; 71,429 common shares at $0.14 per share, 59,701 common shares at $0.17 per share , 57,471 common shares at $0.17 per share and 18,727 common shares at $0.53 per share.
9.	COMMITMENTS
a)	The Company is committed to minimum annual rentals under a long-term lease for premises which expires October 31, 2008. Minimum rental commitments remaining under this lease approximate $171,432 including $97,961 due within one year and $73,471 due in 2009. The Company is also responsible for common area costs.

b)	The Company has entered into various vehicle leases and has accounted for them as operating leases. Obligations due approximate $75,300 including $52,852 within one year, $18,149 due in 2009 and $4,299 due in fiscal 2010.
10.	RESEARCH AND DEVELOPMENT COSTS

As of January 31, 2004, the Company had a research and development program which was eligible for investment tax credits of $65,507. The investment tax credits earned are generally subject to audit by Canada Revenue Agency (“CRA”) before refund or reduction of income taxes payable is allowed. Due to the technical nature of the development undertaken by the Company and CRA’s changing interpretation of qualifying activities, there is no certainty that the projects claimed will qualify. During the period ended January 31, 2007, the Company received a refund of $66,434 plus interest. The refund has been accounted for as a reduction in selling, general and administrative expenses.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2007
(expressed in U.S. dollars)
11.	FINANCIAL INSTRUMENTS

Fair Value

Generally accepted accounting principles in the United States require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company’s sales and expenses are incurred in United States currency and are therefore subject to gains and losses due to fluctuations in that currency.

Credit Risk

The Company is exposed, in its normal course of business, to credit risk from its customers. No one single party accounts for a significant balance of accounts receivable.

Interest Rate Risk

The Company has interest-bearing borrowings for which general rate fluctuations apply.

12.	SUBSEQUENT EVENTS

See Note 8(g).

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in U.S. dollars)

	As at	As at
	July 31, 2007	Jan 31, 2007
	(unaudited)	(audited)
	$	$

ASSETS
CURRENT
Cash	339,986	22,710
Accounts receivable	43,770	287,701
Inventories (Note 3)	471,790	303,117
Prepaid expenses	286,496	340,210

TOTAL CURRENT ASSETS	1,142,042	953,738

DEPOSITS ON EQUIPMENT AND PATENTS	188,496	57,342

EQUIPMENT AND PATENTS (Note 5)	852,010	641,178

FUTURE INCOME TAXES (Note 6)	706,706	335,958

DEFERRED COSTS (Note 8(b))	188,948	212,404

	3,078,202	2,200,620

APPROVED ON BEHALF OF THE BOARD:
                                        , Director
                                        , Director

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in U.S. dollars)

	As at	As at
	July 31, 2007	Jan 31, 2007
	(unaudited)	(audited)
	$	$

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	1,132,650	1,062,297
Current portion of capital lease obligation (Note 7)	31,838	55,804

TOTAL CURRENT LIABILITIES	1,164,488	1,118,101

ADVANCES FROM SHAREHOLDERS (Note 4)	178,534	87,053

CAPITAL LEASE OBLIGATION (Note 7)	—	207

	1,343,022	1,205,361

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 8)
Preferred stock, $0.001 par value, 25,000,000 shares authorized and none issued and outstanding
Common stock, $0.001 par value, 175,000,000 shares authorized and 58,783,319 shares issued and outstanding	58,783	42,066

ADDITIONAL PAID-IN CAPITAL (Note 8)	2,530,741	729,098

SHARES TO BE ISSUED (Note 8)	—	826,485

WARRANTS (Note 9)	247,390	—

ACCUMULATED COMPREHENSIVE INCOME (Note 8)	111,252	51,031

(DEFICIT) (Note 8)	(1,212,986)	(653,421)

	1,735,180	995,259

	3,078,202	2,200,620

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(unaudited)
(expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2007	2006	2007	2006
	$	$	$	$

SALES	1,316,730	1,888,803	2,516,406	3,015,613

COST OF SALES
Inventories, beginning of period	591,997	483,313	303,117	452,055
Purchases	872,463	1,487,815	2,060,423	2,421,478

	1,464,460	1,971,128	2,363,540	2,873,533

Less: Inventories, end of period	471,790	437,701	471,790	437,700

	992,670	1,533,427	1,891,750	2,435,833

GROSS MARGIN	324,060	355,376	624,656	579,780

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	816,367	650,343	1,508,409	1,210,119

(Loss) before income taxes	(492,307)	(294,967)	(883,753)	(630,339)

Income taxes – future (Note 6)	(192,012)	(101,611)	(324,188)	(192,011)

NET (LOSS) FOR THE PERIOD	(300,295)	(193,356)	(559,565)	(438,328)

(DEFICIT), beginning of period (Note 8)	(912,691)	(161,990)	(653,421)	82,982

(DEFICIT), end of period (Note 8)	(1,212,986)	(355,346)	(1,212,986)	(355,346)

(LOSS) PER SHARE

Basic	(0.01)	(0.01)	(0.01)	(0.01)

Diluted	(0.01)	(0.01)	(0.01)	(0.01)

Weighted average number of common shares	56,373,536	41,903,219	54,030,288	38,820,601

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JULY 31
(unaudited)
(expressed in U.S. dollars)

	2007	2006
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) for the period	(559,565)	(438,328)
Adjustments for:
Amortization	66,735	43,526
Shares issued for services provided	6,500	63,197
Future income taxes	(324,188)	(192,011)

	(810,518)	(523,616)

Changes in non-cash working capital:
Decrease (increase) in accounts receivable	263,689	(128,016)
(Increase) decrease in inventories	(132,361)	17,278
Decrease (Increase) in prepaid expenses	85,623	(113,322)
(Decrease) increase in accounts payable and accrued liabilities	(37,948)	659,109

	179,003	435,049

Cash flows from operating activities	(631,515)	(88,567)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	500,000	—
Exercise of warrants	770,000	—
(Decrease) in capital lease obligation	(28,868)	(25,439)
Increase in advances from shareholders (net)	79,486	58,711

Cash flows from financing activities	1,320,618	33,272

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and patents	(206,082)	(30,416)
Deposits on equipment and patents	(120,673)	(10,181)

Cash flows from investing activities	(326,755)	(40,597)

EFFECT OF CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS	(45,072)	(1,537)

Increase (decrease) in cash	317,276	(97,429)
Cash, beginning of period	22,710	126,727

Cash, end of period	339,986	29,298

SUPPLEMENTAL INFORMATION:
Interest paid	1,361	6,955
Income taxes paid	—	—
Equipment acquired by capital lease	—	—

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
1.	DESCRIPTION OF THE BUSINESS

KMA Global Solutions International, Inc. (“KMA International” or the “Company”) is engaged in the supply of Electronic Article Surveillance (“EAS”) solutions, focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the requirements of item 310 (b) of Regulation S-B. Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented. There have been no significant changes of accounting policy since January 31, 2007. The results from operations for the period may not be indicative of the results expected for the full fiscal year or any future period.

3.	INVENTORIES

	July 31,	January 31,
	2007	2007
	$	$
Finished goods	283,471	117,702
Raw materials	188,319	185,415

	471,790	303,117

4.	ADVANCES TO (FROM) SHAREHOLDERS

Advances to (from) shareholders are non-interest bearing, unsecured and have no fixed terms of repayment.

5.	EQUIPMENT AND PATENTS

			July 31,
		Accumulated	2007
	Cost	Amortization	Net
	$	$	$
Equipment	1,083,972	557,434	526,538
Equipment under capital lease	178,286	41,600	136,686
Patents	89,550	23,735	65,815
Computer equipment	67,760	30,183	37,577
Leasehold improvements	74,179	4,363	69,816
Office furniture	18,345	2,767	15,578

	1,512,092	660,082	852,010

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
5. EQUIPMENT AND PATENTS (Continued)

			January 31,
		Accumulated	2007
	Cost	Amortization	Net
	$	$	$
Equipment	892,915	460,364	432,551
Equipment under capital lease	161,594	29,626	131,968
Patents	81,166	19,049	62,117
Computer equipment	36,379	24,549	11,830
Office furniture	4,720	2,008	2,712

	1,176,774	535,596	641,178

6.	INCOME TAXES

The reconciliation of the income tax provision, calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements, is as follows:

	July 31,	July 31,
	2007	2006
	$	$
Income tax provision at combined Canadian federal and provincial statutory rate of 36.12% (2006 - 36.12%)	(319,212)	(227,678)
Increase due to:
Change in effective tax rate	—	21,787
Other	(4,976)	13,880

	(324,188)	(192,011)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	July 31,	January 31,
	2007	2007
	$	$
Future income tax assets:
Losses carried forward	781,625	411,800
Future income tax liabilities:
Equipment and patents	(74,919)	(75,842)

Future tax asset	706,706	335,958

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
7.	CAPITAL LEASE OBLIGATIONS

The Company has entered into a leasing agreement for equipment dated March 15, 2005. The lease bears an effective rate of interest of 13.8% per annum, requires monthly payments of $5,893 Canadian dollars, and is secured by the equipment. The remaining amount of $31,838 is due within one year.

8.	SHAREHOLDERS’ EQUITY

Continuity of Shareholders’ Equity – KMA Global Solutions Inc. (“KMA Canada”) prior to reverse merger

			Additional
	Common	Par	Paid-in	Comp.	Accumulated
	Shares	Value	Capital	Income	Earnings
	$	$	$	$	$
January 31, 2006	32,136,800	—	461,901	43,547	82,982
Issuance of shares for consulting services	408,000	—	52,173	—	—
Issuance of shares for finder’s fee	1,700,000	—	217,391	—	—

March 15, 2006	34,244,800	—	731,465	43,547	82,982

January 31, 2006	4,920,250	4,920	166,421	—	(171,341)
Retired to treasury	(4,225,427)	(4,225)	4,225	—	—
17:1 share split	11,117,168	11,117	(11,117)	—	—
Issuance of shares in reverse merger	34,244,800	34,245	525,878	43,547	82,982
Accumulated deficit acquired in reverse merger	—	—	—	—	171,341
Retirement of shares	(5,344,800)	(5,345)	5,345	—	—
Issuance of replace- ment shares	1,179,000	1,179	(1,179)	—	—
Currency translation adjustment	—	—	—	4,601	—
Issuance of shares for Investor relations services	25,000	25	11,025	—	—
Issuance of shares for consulting services	150,000	150	28,500	—	—
Net loss January 31, 2007	—	—	—	—	(736,403)

January 31, 2007	42,065,991	42,066	729,098	48,148	(653,421)

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)

Continuity of Shareholders’ Equity — KMA Global Solutions International, Inc.

			Additional
	Common	Par	Paid-in	Comp.	Accumulated
	Shares	Value	Capital	Income	Earnings
	$	$	$	$	$
Issuance of shares for financing, net	10,000,000	10,000	965,000	2,883	—
Warrant valuation allocation	—	—	(346,000)	—	—
Issuance of share for agent fees	1,000,000	1,000	—	—	—
Issuance of agent warrants on financing	—	—	(90,000)	—	—
Issuance of shares for consulting services	1,867,328	1,867	337,133	—	—
Warrants exercised	3,850,000	3,850	746,900	—	—
Warrant valuation allocation	—	—	188,610	—	—
Net loss July 31, 2007	—	—	—	60,221	(559,565)

	58,783,319	58,783	2,530,741	111,252	(1,212,986)

During the period ended July 31, 2007, the following transactions occurred:
(a) On February 15, 2006, KMA Canada issued 120,000 common shares (408,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share in exchange for services rendered by a group of consultants of KMA Canada.
(b) On February 28, 2006, KMA Canada issued 500,000 common shares (1,700,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share as an advance on finders fees in relation to a planned equity financing. The advance has been reflected as a deferred cost until such time as the planned equity financing is completed. During the six month period ended July 31, 2007, $44,250 was recognized as a cost of issue.
(c) On March 1, 2006, pursuant to a resolution of the Board of Directors, the issued and outstanding common shares of KMA Canada were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of shares outstanding from 10,072,000 to 2,014,400 (34,244,800 post split reorganization common shares).
(d) KMA Canada and KMA International, a corporation organized under the laws of the State of Nevada entered into an acquisition agreement dated March 15, 2006. Pursuant to the terms of the agreement and upon the completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, KMA International acquired 100% of the outstanding shares of the capital stock of KMA Canada in exchange for

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)

34,244,800 post split reorganization common shares. (34,244,800 post split reorganization shares being the aggregate of 28,900,000 owned by KMA LLC and 5,344,800 owned by KMA Canada shareholders.) Pursuant to an agreement between the KMA Canada shareholders and KMA International, the shares in KMA International owned by the KMA Canada shareholders were retired to treasury and cancelled and the KMA Canada shareholders received 1,179,000 post split reorganization shares.

KMA International is the surviving corporation as a result of a merger transaction with Espo’s, Ltd., a corporation formed under the laws of the State of New York. The merger occurred March 15, 2006. At the time of the merger transaction, Espo’s, Ltd. was a non-SEC reporting corporation. As a result of the merger and acquisition transactions the former shareholders of Espo’s, Ltd. hold 11,811,991 or 28.2% of the post split reorganization common shares of KMA International. Pursuant to the merger agreement, the remaining 71,832,259 post split reorganization shares (4,225,427 pre split reorganization shares), held by individuals that were former shareholders of Espo’s, were retired to treasury effective March 15, 2006 and cancelled on May 19, 2006.

The terms of the merger transaction and the acquisition agreement provided that the mind and management of KMA International would be replaced by the officers and directors of KMA Canada and having had no significant business activity for a number of years, upon the effective time of the acquisition, KMA International adopted the business plan of KMA Canada. The transaction was therefore accounted for as a reverse acquisition with KMA Canada as the acquiring party and KMA International as the acquired party, in substance, a reorganization of KMA Canada. Generally accepted accounting principles in the United States of America require, among other considerations, that a company whose stockholders retain a majority interest in a business combination be treated as the acquirer for accounting purposes. Accordingly, the results of operations for the periods prior to the combination are those of KMA Canada.
(e) On June 16, 2006, KMA International issued 25,000 common shares with a deemed value of Cdn $0.50 per share in exchange for investor relation services provided by a consulting company for KMA International.
(f) On October 20, 2006, KMA International issued 150,000 common shares with a deemed value of $0.19 per share in exchange for consulting services.
(g) On December 12, 2006, KMA International agreed to issue 360,000 common shares at $0.15 per share with piggyback registration rights in exchange for consulting services.
(h) On December 12, 2006, KMA International agreed to issue 300,000 common shares at $0.15 per share with piggyback registration rights in exchange for consulting services.
(i) On January 19, 2007, KMA International agreed to issue 1,000,000 common shares at $0.20 per share with piggyback registration rights in exchange for consulting services.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
8.	SHAREHOLDERS’ EQUITY (Continued)
(j) On January 31, 2007, a group of investors agreed to purchase 10,000,000 shares of the company’s common stock at a price of $0.10 per share. The total purchase price of $1,000,000 shall be paid to KMA International as follows: (i) $500,000 payable upon Closing and (ii) $500,000 payable within 30 days of the effective date of the Registration Statement. The agreement includes 10,000,000 Warrants issued to the investors, which shall be exercisable only within 2 years of the effective date of the Registration Statement, at an exercise price of $0.20 per share. Upon closing, the Agent shall be paid a fee of 10% of the gross value received or 1,000,000 common shares, together with Warrants exercisable within 2 years of the effective date of the Registration Statement, at an exercise price of $0.20 per share. As of April 30, 2007 KMA International received $1,000,000. The shares of common stock were registered on March 12, 2007.
(k) On January 31, 2007, KMA International agreed to issue 207,328 common shares for consulting services. The shares were valued as follows; 71,429 common shares at $0.14 per share, 59,701 common shares at $0.17 per share, 57,471 common shares at $0.17 per share and 18,727 common shares at $0.53 per share.
(l) During the second quarter of 2008, KMA International issued 3,850,000 common shares pursuant to the exercise of warrants at an exercise price of $0.20 per share. The company received $770,000.
9.	WARRANTS

Warrant transactions during the periods were as follows:

	July 31, 2007		July 31, 2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	warrants	$	warrants	$

Balance, January 31, 2007	—	—	—	—
Granted, private	10,000,000	0.20	—	—
placement Granted, agent warrants as share issue costs	1,000,000	0.20	—	—
Warrants exercised	(3,850,000)	0.20	—	—

Balance, end of period	7,150,000	0.20	—	—

At July 31, 2007, outstanding warrants to acquire common shares of the Company were as follows:

Number of	Exercise Price		Fair Value
Warrants	$	Expiry Date	$

7,150,000*	0.20	January 31, 2009	247,390

*	All Warrants outstanding were exercised subsequent to the period end.
The fair value of these warrants was estimated using the Black-Scholes option model with the following assumptions: dividend yield 0%, expected volatility of 100%, risk — free interest rate of 4.1% and an expected life of two years. The fair value assigned to these warrants during the period was $436,000.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007
(unaudited)
(expressed in U.S. dollars)
10. COMMITMENTS
(a) The Company is committed to minimum annual rentals under a long-term lease for premises which expires October 31, 2008. Minimum rental commitments remaining under this lease approximate $135,100 including $108,080 due within one year, $27,020 due in 2009. The Company is also responsible for common area costs.
(b) The Company has entered into various vehicle leases and has accounted for them as operating leases. Obligations due approximate $51,049 including $39,194 within one year and $11,855 due in 2009.
(c) The Company is committed to minimum annual rentals under a long-term lease for premises which expires March 14, 2010. Minimum rental commitments remaining under this lease approximate $231,063 including $86,648 due within one year, $86,648 due in 2009 and $57,767 due in 2010.
11.	FINANCIAL INSTRUMENTS

Fair Value

Generally accepted accounting principles in the United States require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company’s sales and expenses are incurred in Canadian and Hong Kong currency and are therefore subject to gains and losses due to fluctuations in that currency.

Credit Risk

The Company is exposed, in its normal course of business, to credit risk from its customers. No one single party accounts for a significant balance of accounts receivable.

Interest Rate Risk

The Company has interest-bearing borrowings for which general rate fluctuations apply.

12.	SUBSEQUENT EVENTS

See Note 9.

DEALER PROSPECTUS DELIVERY OBLIGATION
Until ___(90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS
KMA Global Solutions International, Inc. is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our by-laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.
Our by-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.
We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.
ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses payable by the Registrant in connection with this offering, other than underwriting commissions and discounts, all of which are estimated except for the SEC registration fee.

Item	Amount
SEC registration fee	$244.71
Legal fees and expenses	40,000.00
Accounting fees and expenses	7,500.00
Miscellaneous expenses	2,500.00

Total	$50,244.71
ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
Espo’s had sold securities from time to time in private placements since its inception pursuant to the exemptions for nonpublic offerings under Section 4(2) of the Securities Act.

The Company had issued securities in connection with its merger with Espo’s and for various services rendered and to be rendered pursuant to the exemption for non-public offerings under Section 4(2) of the Securities Act, as described below. Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No underwriter or placement agent was engaged in these transactions.
     1) After its formation, the Company entered into an Agreement and Plan of Reincorporation Merger as of March 10, 2006, with Espo’s. Pursuant to the merger, in which the Company was the surviving entity, the Company issued 4,920,250 shares of Common Stock. The consideration for the Company’s shares was an equal number of Espo’s shares of common stock, of which 4,225,427 shares of Common Stock were cancelled, leaving a balance of 694,823 shares of Common Stock. The Company relied upon Section 4(2) of 1933 Act, which provides an exemption from the registration provisions of section 5 of the 1933 Act for “transactions by an issuer not involving any public offering.” The exchange of securities was made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives and professional advisors, was determined by the Company, based on their prior securities experience, to have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment.
     2) On March 15, 2006, the Company entered into the Acquisition Agreement to acquire KMA (Canada) pursuant to which the Company issued 314,400 shares of its common stock to the shareholders of KMA (Canada) in exchange for an equal amount of KMA (Canada) common stock. The Company relied upon Section 4(2) of the 1933 Act. The exchange of securities was made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. The consideration for the Company’s shares was an equal number of shares of KMA (Canada) common stock.
     3) In connection with the March 15th Acquisition Agreement, the Company formed KMA LLC as a special purpose entity with the Company as its single member and the holder of all of KMA LLC’s outstanding interests. The Company issued 1,700,000 shares of its common stock to KMA LLC. The Company relied upon Section 4(2) of the 1933 Act. The exchange of securities was made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. The consideration for the issuance of the Company’s shares was not cash, but an equal number of shares of KMA (Canada) common stock. The transaction was undertaken to facilitate the deferral of income recognition for Canadian tax purposes for the shareholders of Exchangeco.
     4) In order to enhance the liquidity of the Company’s common stock, the Company effected a share dividend or “stock split” on March 17, 2006. This event was accomplished by the issuance of seventeen shares of Company common stock for each share of issued and outstanding Company common stock on a pro rata basis and without consideration to the Company’s stockholders. As per an agreement between the KMA (Canada) shareholders and the Company, 5,344,800 shares of the Company’s common stock were retired to treasury and cancelled and the KMA (Canada) shareholders received 1,179,000 post-split shares of Company common stock. As a result of these transactions, the total issued and outstanding shares of the Company’s common stock as of April 30, 2006 were 41,890,991. The forward stock split was exempt from registration with the Commission pursuant to Securities Act Section 3(a)(9).

On June 16, 2006, the Company issued 25,000 shares of our common stock with a deemed value of Cdn $0.50 per share to ZA Consulting Inc. in exchange for investor relation services provided by a consulting company for KMA.
On October 20, 2006, the Company issued 150,000 shares of our common stock with a deemed value of $0.19 per share to Xnergy, LLC in exchange for consulting services.
On November 18, the Company issued 71,429 shares of our common stock with a deemed value of $0.14 per share to Xnergy, LLC in exchange for business and financial advisor services.
On December 12, 2006, the Company issued 360,000 shares of our common stock with a deemed value of $0.12 per share to Jeffrey Zeldin in exchange for consulting services.
On December 12, 2006, the Company issued 300,000 shares of our common stock with a deemed value of $0.12 per share to Stuart Vandersluis in exchange for technical consulting services.
On December 13, 2006 the Company issued 59,701 shares of our common stock with a deemed value of $0.1675 per share to Xnergy, LLC in exchange for business and financial advisor services.
On January 11, 2007, the Company issued 57,471 shares of our common stock with a deemed value of $0.174 per share to Xnergy, LLC in exchange for business and financial advisor services.
On January 19, 2007, the Company issued 1,000,000 shares of our common stock with a deemed value of $0.20 per share Corbitt Rockwell in exchange for consulting services.
On January 31, 2007, the Company sold 10,000,000 shares of our common stock for a purchase price of $1,000,000 ($0.10 per share), payable $500,000 on January 31, 2007 and $500,000 within thirty days after the effectiveness of this registration statement. The purchasers of the shares also received warrants to acquire an additional 10,000,000 shares of our common stock at an exercise price of $0.20 per share. Incendia Management Group Inc., as agent for the investors, received a fee of 1,000,000 shares of our common stock and warrants to acquire 1,000,000 shares of our common stock at an exercise price of $0.20 per share. In connection with the sales, each of the Selling Stockholders represented and warranted to the Company that the Selling Stockholder: (1) is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D; and (2) is not a U.S. Person as defined in Rule 402 of Regulation S. As such, the sales of the shares of our common stock were exempt from registration under the 1933 Act pursuant to Regulation S.
On February 12, 2007, the Company issued 18,727 shares of our common stock with a deemed value of $0.534 per share to Xnergy, LLC in exchange for business and financial advisor services.
On September 21, 2007, the Company sold 8,000,000 shares of our common stock for a purchase price of $2,000,000 ($0.25 per share), which will be paid as follows: (i) $200,000 shall be due upon the filing of the registration statement; (ii) a payment of $600,000 shall be due 60 days after the effective date of the registration statement; (iii) an additional payment of $600,000 shall be due 90 days after the effective date of the registration statement; and (iv) a final payment of $600,000 shall be due 120 days after the effective date of the registration statement. The purchasers of the shares also received warrants to acquire an additional 8,000,000 shares of our common stock at an exercise price of $0.30 per share. Incendia Management Group Inc., as agent for the investors, received a fee of 1,400,000 shares of our common stock and warrants to acquire 1,400,000 shares of our common stock at an exercise price of $0.30 per share. In connection with the sales, each of the Selling Stockholders represented and warranted to the Company that the Selling Stockholder: (1) is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D; and (2) is not a U.S. Person as defined in Rule 402 of Regulation S. As such, the sales of the shares of our common stock were exempt from registration under the 1933 Act pursuant to Regulation S.

ITEM 27. EXHIBITS

Exhibit No.	Exhibit Description
3.1 *	Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 9, 2006.

3.2 *	Amended and Restated Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 27, 2006.

3.3 *	By-Laws of KMA Global Solutions International, Inc.

4.1#	Form of Warrant, dated as of September 21 2007, by and between KMA Global Solutions, Inc. and the selling stockholders

5.1#	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC regarding legality

10.1 *	Agreement and Plan of Reincorporation and Merger dated as of March 10, 2006 between Espo’s, Ltd., and KMA Global Solutions International, Inc.

10.2 *	Stock Purchase Agreement as of March 7, 2006, by and between Jeffrey R. Esposito, Kenneth C. Dollmann, certain shareholders of Espo’s, Ltd., Jeffrey R. Esposito being designated under as their representative, Espo’s, Ltd., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for the certain transferees of Espo’s, Ltd. Common Stock.

10.3 *	Acquisition Agreement dated as of March 15, 2006 by, between and among KMA Global Solutions International, Inc., KMA Global Solutions, Inc., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for certain stockholders of KMA Global Solutions, Inc.

10.4 *	Operating Agreement of March 9, 2006, by and among KMA Global Solutions, LLC and KMA Global Solutions International, Inc.

10.5 *	Exchange and Support Agreement dated March 14, 2006 among KMA Global Solutions International, Inc., KMA Global Solutions, LLC, KMA Acquisition Exchangeco Inc., and certain registered holders from time to time of Exchangeable Shares issued by KMA Acquisition Exchangeco Inc.

10.6 *	Employment Agreement between Jeffrey D. Reid and KMA Global Solutions International, Inc.

10.7 *	Offer to Lease between KMA Global Solutions, Inc. and Civic Investments Ltd. Dated October 6, 2005 for 5570A Kennedy Road, Mississauga, Ontario

10.8 *	Equipment Lease (Contract No. 20491) dated March 18, 2005 between KMA Global Solutions, Inc. and Capital Underwriters Inc.

10.9**	Securities Purchase Agreement, dated January 31, 2007, by and between KMA Global Solutions, Inc. and the selling stockholders

10.10**	Registration Rights Agreement dated January 31, 2007, by and between KMA Global Solutions, Inc. and the selling stockholders

10.11#	Securities Purchase Agreement, dated September 21, 2007, by and between KMA Global Solutions, Inc. and the selling stockholders

10.12#	Registration Rights Agreement dated September 21, 2007, by and between KMA Global Solutions, Inc. and the selling stockholders

23.1#	Consent of McGovern, Hurley, Cunningham, LLP
23.2#	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (contained in Exhibit 5.1)

24.1#	Power of Attorney (included on signature page)

*	Filed with the Company’s Amendment No. 1 to Form 10-SB with the Securities and Exchange Commission on April 18, 2006.

**	Filed with the Company’s Form SB-2 with the Securities and Exchange Commission on March 12, 2007.

#	Filed herewith.

ITEM 28. UNDERTAKINGS.
Undertaking Required by Item 512 of Regulation S-B.
(a) The undersigned registrant will:
(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)Include any additional or changed material information on the plan of distribution.
(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned in the City of Mississauga, Ontario, Canada, on November 2, 2007.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.

By:	/s/ Jeffrey D. Reid

Name:	Jeffrey D. Reid
Title:	Chief Executive Officer and President
(Principal Executive Officer and Principal Financial Officer)
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jeffrey D. Reid	Director	November 2, 2007
Jeffrey D. Reid

/s/ Michael McBride	Director	November 2, 2007
Michael McBride

/s/ Daniel K. Foster	Director	November 2, 2007
Daniel K. Foster